Exhibit 99.1

Third Quarter Report

2020

Granite REIT 2020 Third Quarter Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

Non-IFRS Performance Measures	47

Significant Accounting Estimates	50

New Accounting Pronouncements and Developments	51

Internal Controls over Financial Reporting	52

Risks and Uncertainties	52

Quarterly Financial Data	54

Forward-Looking Statements	55

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the three and nine month periods ended September 30, 2020. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2020 and the audited combined financial statements for the year ended December 31, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at November 4, 2020 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2019 and dated March 4, 2020, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business. These non-IFRS measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI — cash basis”), same property NOI — cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other

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measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)	2020	2019	2020	2019

Operating highlights
Revenue	$87.9	$68.8	$247.0	$200.1
NOI — cash basis(1)	74.5	60.3	213.2	173.7
Net income attributable to stapled unitholders	105.2	114.5	262.2	291.5
FFO(1)	55.5	45.8	165.8	129.6
AFFO(1)(2)	52.7	44.4	159.6	126.5
Cash flows provided from operating activities	66.1	42.8	185.9	133.3
Monthly distributions paid	(42.0)	(34.6)	(120.1)	(100.2)
Special distribution paid	—	—	—	13.7
FFO payout ratio(1)(3)	76%	76%	73%	79%
AFFO payout ratio(1)(2)(3)	80%	78%	76%	80%

Per unit amounts
Diluted FFO(1)	$0.96	$0.93	$2.98	$2.71
Diluted AFFO(1)(2)	$0.91	$0.90	$2.87	$2.65
Monthly distributions paid	$0.73	$0.70	$1.45	$2.10
Special distribution paid	—	—	—	$0.30
Diluted weighted average number of units	57.9	49.5	55.7	47.9

As at September 30, 2020 and December 31, 2019	2020	2019
Financial highlights
Investment properties — fair value	$5,338.9	$4,457.9
Cash and cash equivalents	539.7	298.7
Total debt(4)	1,814.8	1,250.3
Trading price per unit (TSX: GRT.UN)	$ 70.06	$ 65.98

Debt metrics, ratings and outlook
Net leverage ratio(1)	24%	21%
Interest coverage ratio(1)	8.8x	10.1x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	7.3x	6.1x
Weighted average cost of debt(5)	2.16%	1.83%
Weighted average debt term-to-maturity, in years(5)	4.5	4.4
DBRS rating and outlook	BBB stable	BBB stable
Moody’s rating and outlook	Baa2 stable	Baa2 stable

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As at September 30, 2020 and December 31, 2019	2020	2019

Property metrics
Number of investment properties	109	91
Income-producing properties	102	85
Properties under development	3	3
Land held for development	4	3
Gross leasable area (“GLA”), square feet	45.4	40.0
Occupancy, by GLA	98.9%	99.0%
Magna as a percentage of annualized revenue(6)	37%	42%
Magna as a percentage of GLA	30%	35%
Weighted average lease term in years, by GLA	5.9	6.5
Overall capitalization rate(7)	5.8%	6.1%

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)

In the current year period AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances paid. The AFFO metrics in the comparative period have been updated to conform to the current period’s presentation. AFFO, diluted AFFO per unit and AFFO payout ratio for the quarter ended September 30, 2019 were previously reported as $44.6 million, $0.90 per unit and 78%, respectively. AFFO as well as basic and diluted AFFO per unit for the nine months ended September 30, 2019 were previously reported as $126.2 million, $2.64 per unit and 81%, respectively. Both methods of calculation are in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”).

(3)	The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period.
(4)	Total debt includes lease obligations recognized under IFRS 16, Leases.
(5)	Excludes lease obligations recognized under IFRS 16, Leases noted above.
(6)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.
(7)	Refer to “Valuation Metrics by Investment Property Asset Category” in the “Investment Properties” section.

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BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at November 4, 2020, Granite owns 108 investment properties in eight countries having approximately 45.3 million square feet of gross leasable area.

Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouse facilities, light industrial properties and heavy industrial manufacturing facilities. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties by geographic location, property count and square footage as at November 4, 2020 are summarized below:

Investment Properties Summary(1) Eight countries/108 properties/45.3 million square feet

(1)	Reflects the disposition of the property in Barcelona, Spain subsequent to September 30, 2020.

Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”) over the long-term.

Granite has positioned itself financially to execute on its strategic plan including to capitalize on a strong pipeline of acquisition and development opportunities within its targeted geographic footprint.

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As Granite looks to the remainder of 2020, its priorities are set out below; however, the timing and extent of current economic conditions resulting from the coronavirus disease (“COVID-19”) pandemic and their impact on these priorities is unknown at this time (see “SIGNIFICANT MATTERS — COVID-19 Pandemic”):

•

Continue to grow in its target markets in North America and Europe primarily through property and portfolio acquisitions as well as through the development of modern logistics and e-commerce assets and selective joint venture arrangements;

•	Grow net asset value as well as FFO and AFFO per unit through intensive asset management;

•	Continue to enhance Granite’s global platform;

•	Maintain a target occupancy in excess of 98%;

•	Maintain lower leverage providing balance sheet flexibility and liquidity;

•	Pursue development and expansion opportunities within the existing portfolio; and

•	Continue to dispose of select non-core assets.

SIGNIFICANT MATTERS

COVID-19 Pandemic

Granite’s portfolio is well positioned to deliver both cash flow stability and growth as well as long-term value for unitholders. While the full impact of the COVID-19 pandemic cannot be predicted, Granite believes at this time that its portfolio and strong liquidity position will allow it to weather the impact of COVID-19.

Granite’s tenant base is comprised of generally high-quality credit companies with 60% of total annualized revenue represented by Granite’s top ten tenants (see “INVESTMENT PROPERTIES — Leasing Profile-Other Tenants” for a summary of Granite’s top ten tenants). COVID-19 has had, and will continue to have, a varied impact on Granite’s tenants depending on their specific businesses. Certain tenants are seeing increased activity during this COVID-19 period while other tenants have slowed down or shut down operations fully for a period of time. It is difficult to predict at this time what continued impact COVID-19, including further waves of new infections in the markets where Granite operates that have led to targeted public health restrictions and could lead to reinstated emergency measures, will have on the businesses of Granite’s tenants and the resulting direct impact on Granite’s operations.

During the three and nine month periods ended September 30, 2020, there has not been any significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Granite has received 100% of rents due in both the second and third quarters of 2020, and 99.9% of October rents. In addition, Granite granted one rent deferral to a tenant in Germany and the rent in arrears for May and June totaling $0.3 million (€0.2 million), has been paid fully as at the end of the third quarter 2020. Granite has not recognized any provisions for uncollected rent at this time as it expects any outstanding rent to be received. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the nine month period ended September 30, 2020 and Granite does not expect, at this time, that COVID-19 will have a significant impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the three and nine month periods ended September 30, 2020.

Requests for rent deferrals from tenants were reviewed by management on a case by case basis. For each request, management reviewed tenant financial information and credit, assessed the impact of COVID-19 on the tenant’s operations and considered lease terms and local legislation,

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among other factors. Granite will continue to monitor its portfolio and dialogue with its tenants, where applicable, to understand the ongoing impact of COVID-19 on its tenants’ operations. The dynamic nature of the situation, which continues to evolve day-to-day, makes the longer-term financial impacts on Granite’s operations difficult to predict.

From a liquidity perspective, as at the date of this MD&A, November 4, 2020, Granite has total liquidity of approximately $1.0 billion, including its fully undrawn operating facility which is sufficient to meet its current committed acquisitions, development and construction projects of approximately $172.9 million, including new acquisitions announced and expected to close in Q4 2020 (see “SIGNIFICANT MATTERS — Subsequent Events”). Granite’s nearest debt maturity of $250 million occurs in July 2021 and Granite’s investment property portfolio of approximately $5.3 billion remains fully unencumbered. Granite believes it is well-positioned to weather the current market volatility and any negative impacts on its business; however, Granite will continue to evaluate and monitor its liquidity as the situation prolongs.

From a leasing perspective, as at the date of this MD&A, November 4, 2020, Granite has renewed 89% of its 2020 lease maturities with 0.3 million square feet outstanding representing less than 1% of its total portfolio. With respect to 2021, Granite has renewed 70% of its 2021 lease maturities with 0.6 million square feet outstanding representing 1% of the total portfolio. It is unclear at this time how the impacts of COVID-19 will affect the overall leasing markets for the remainder of 2020, the year 2021 or beyond, including its impact on market rents, tenant demand for space, tenant allowances or incentives and lease terms.

With respect to Granite’s outstanding development projects, most have not been materially impacted to date by COVID-19. Granite’s development project in Plainfield, Indiana was completed and leased for an initial 10 year term during the second quarter of 2020 and the development of Granite’s recently acquired Bleiswijk, Netherlands property was completed in the third quarter of 2020. Granite’s development project in Houston, Texas is in the early stages with site servicing currently underway and Granite is presently assessing the viability of commencing vertical construction in early 2021. With respect to the development project in Altbach, Germany, where construction has not yet begun, Granite made the decision to place this development temporarily on hold during the second and third quarters of 2020. Granite now expects to move forward with the Altbach development later in 2020 or early 2021 and is currently engaged in pre-leasing activity and construction contract pricing. In regards to the recently acquired land in Fort Worth, Texas, Granite has commenced the early stages of development with permitting and design underway and expects no delays or disruptions at this time due to COVID-19. Despite limited disruption thus far as a result of COVID-19, the active development project in Houston, Texas may be impacted by temporary delays due to work suspensions, labour shortages and delays in supply chains, all of which may impact timing of construction spending and expected completion dates. Further, due to market demand and other macro-economic factors, Granite may also experience delays to the commencement of construction for new development projects including the development projects in Altbach, Germany and Forth Worth, Texas, or the next phase of the development in Houston, Texas. For more information on Granite’s development projects, please see “SIGNIFICANT MATTERS — Construction, Development and Property Commitments”.

Granite’s current liquidity positions it well to capitalize on acquisition opportunities and to continue to execute on its strategic plan in 2020; however, Granite will act on its acquisition pipeline and other opportunities while considering the potential impact that COVID-19, both in the short-term and long-term, will have on its operations, cash flows and portfolio.

Consistent with its usual practice, Granite continues to review the value of its investment properties. To date, the COVID-19 pandemic has not had a significant impact on the valuation of

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Granite’s investment properties. The duration of the COVID-19 pandemic, including further waves of new infections in the markets where Granite operates that have led to some targeted public health restrictions and could lead to the reinstatement of emergency measures, cannot be predicted. As such, the length and full scope of the economic impact of COVID-19 and other consequential changes it will have on Granite’s business and operations in the long-term cannot be forecasted with certainty at this time. Certain aspects of Granite’s business and operations that could potentially be impacted include rental income, occupancy, capital expenditures, future demand for space, and market rents, all of which ultimately impact the underlying valuation of investment properties. Refer to “Risks and Uncertainties” for a discussion of the risks associated with the COVID-19 pandemic.

Property Acquisitions

As at the date of this MD&A, November 4, 2020, during 2020, Granite has acquired 17 income-producing modern industrial properties in Canada, the United States and the Netherlands, a property under development in the Netherlands (subsequently completed) and a parcel of development land in the United States. Property acquisitions consisted of the following:

Acquisitions (in millions, except as noted) Property Address	Location	Sq ft(1)	Weighted Average Lease Term, in years by sq ft(1)	Date Acquired	Property Purchase Price(2)	In-going Yield(1)
Acquired during the nine months ended September 30, 2020:

Property under development:
Aquamarijnweg 2(3)	Bleiswijk, Netherlands	0.2	10	March 13, 2020	$35.6	4.2%
Income-producing properties:
Oude Graaf 15	Weert, Netherlands	0.2	10.0	May 1, 2020	31.9	4.9%
De Kroonstraat 1(4)	Tilburg, Netherlands	0.5	10.0	July 1, 2020	71.7	4.3%
Francis Baconstraat 4	Ede, Netherlands	0.1	15.1	July 1, 2020	21.4	5.8%
5600-5630 Timberlea(5)	Mississauga, ON	0.1	5.6	September 28, 2020	19.5	4.1%
8995 Airport Road	Brampton, ON	0.1	4.9	September 1, 2020	22.2	5.1%
555 Beck Crescent	Ajax, ON	0.1	10.0	September 30, 2020	15.4	4.6%

Midwest portfolio (five properties):
6201 Green Pointe Drive South	Groveport, OH	0.5	1.4
8779 Le Saint Drive	Hamilton, OH	0.3	2.5
8754 Trade Port Drive	West Chester, OH	0.5	5.4
445 Airtech Parkway	Indianapolis, IN	0.6	3.5	June 18, 2020	177.6	5.4%
5415 Centerpoint Parkway	Obetz, OH	0.5	9.5	July 8, 2020	45.1	5.4%

Memphis portfolio (three properties):
4460 East Holmes Road	Memphis, TN	0.4	7.1
4995 Citation Drive	Memphis, TN	0.4	2.8
8650 Commerce Drive	Southaven, MS	0.7	7.3	June 18, 2020	111.6	5.8%

Development land:

5005 Parker Henderson Road	Fort Worth, TX	N/A	N/A	June 8, 2020	8.9	N/A
		5.2			$560.9	5.1%

(1)	As at the date of acquisition except as noted in note 3 and 4 below.

(2)	Purchase price does not include transaction costs associated with property acquisitions.

(3)

Acquired as a property under development in March 2020, however the development was completed and the tenant occupied the property as at September 1, 2020. The square feet, weighted average lease term and in-going yield was based on the asset as complete.

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(4)

The square footage, purchase price and in-going yield for this property includes the impact of a 0.1 million square foot expansion that was underway at the date of acquisition and is expected to be completed and occupied by the tenant in the fourth quarter of 2020. As at September 30, 2020, the estimated costs to complete the expansion were $11.8 million (€7.6 million). See “Construction, Development and Property”.

(5)	Represents a complex of four properties located at 5600, 5610, 5620 and 5630 Timberlea Boulevard, Mississauga, Ontario.

During the third quarter, Granite completed the development of the recently acquired grocery e-commerce distribution facility in Bleiswijk, Netherlands. Commencing September 1, 2020, the property is leased to Ahold, a global food-retailer.

On July 1, 2020, Granite closed on the previously announced acquisitions of the remaining two of the three state-of-the-art facilities in the Netherlands. Granite acquired the property located at Francis Baconstraat 4, Ede, Netherlands for $21.4 million (€14.0 million).

The Ede property is 100% leased to ERIKS, a global industrial service provider, and recently received a BREEAM “Very Good” sustainability certification. The property located at De Kroonstraat 1, Tilburg, Netherlands was acquired for $71.7 million (€46.9 million) excluding unpaid construction costs and holdbacks of $11.8 million (€7.6 million) related to a 0.1 million square foot expansion expected to be paid during the fourth quarter of 2020. The acquisition includes approximately 1.8 acres of additional land for potential future expansion. The Tilburg property is 100% leased to Decathlon, the world’s largest sports retailer and the property is expected to receive a BREEAM “Excellent” sustainability certification in Q1 2021. The properties are located in close proximity to established distribution infrastructures and are situated in densely populated areas making them attractive e-commerce locations.

On July 8, 2020, Granite closed the previously announced acquisition of the fifth of five income-producing properties located in the Midwest United States (the “Midwest Portfolio”) for $45.1 million (US$33.3 million) excluding transaction costs which was funded with cash on hand. The property, located at 5415 Centerpoint Parkway in Columbus, Ohio, is a 100% leased, modern distribution warehouse facility located in close proximity to extensive highways, air and rail systems.

On September 1, 2020, Granite closed on the acquisition of 8995 Airport Road, a 0.1 million square foot, 26’ clear height modern distribution facility situated on 5.5 acres of land in Brampton, Ontario. The property was acquired at a purchase price of $22.2 million through a sale-leaseback of their Canadian headquarters with GameStop Corporation who has agreed to lease the property for an initial term of approximately 5 years with contractual rent escalations, and representing an in-going yield of 5.1%. The property is well located within the Greater Toronto Area’s (“GTA”) Brampton sub-market, with easy access to the 400 series Highway network. The property is less than 3 kilometers to the CN Brampton Intermodal Terminal, and less than 10 kilometers to Toronto Pearson International Airport, Canada’s busiest passenger and cargo airport, with service to 163 international destinations.

On September 28, 2020, Granite closed on the acquisition of four industrial buildings in Mississauga, Ontario, collectively totaling 0.1 million square feet on 6.1 acres of contiguous land, for consideration of $19.5 million. The properties are 100% leased to four tenants for a weighted average lease term of 5.6 years, representing an in-going yield of 4.1%. The current in-place rents are significantly below market, providing a strong mark-to-market opportunity on lease rollover. The properties are strategically located at the intersection of Highways 401, 410 and 403 within the Mississauga industrial sub-market, the GTA’s largest and most active distribution node. The property also offers exceptional access to Pearson International Airport.

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On September 30, 2020, Granite closed on the acquisition of 555 Beck Crescent in Ajax, Ontario, through a sale-leaseback for consideration of $15.4 million. The 0.1 million square foot, 24’ clear height light manufacturing industrial facility is fully leased for an initial term of 10.0 years with contractual rent escalations and represents an in-going yield of 4.6%. The property is well located in the GTA’s east sub-market, with easy access to the 400 series Highway network. The 7.6 acre site contains excess land which can support a building expansion of approximately 0.04 million square feet, providing the potential for additional income and return enhancement in the future.

Property Dispositions

During the three and nine month periods ended September 30, 2020, Granite disposed of two properties for total proceeds of $23.5 million. The two properties were tenanted by Magna, thereby reducing Granite’s overall exposure to Magna to 30% of total GLA and 37% of total annualized revenue as at the end of the third quarter 2020.

Dispositions (in millions, except as noted) Property Address	Location	Sq ft	Date Disposed	Sale Price(1)	Annualized Revenue
Disposed during the nine months ended September 30, 2020:
201 Patillo Road	Tecumseh, ON	0.3	September 14, 2020	$17.0	$1.3

2032 First Street Louth	St. Catharines, ON	0.1	September 14, 2020	6.5	0.5
		0.4		$23.5	$1.8

(1)	Sale price does not include transaction costs associated with disposition.

Construction, Development and Property Commitments

Granite had the following construction and development commitments as at September 30, 2020:

Commitments (in millions, except as noted) Property Location	Additional sq ft	Accruals/ Payments/ Deposits Made(1)	Future Commitments	Total Cost	Year-One Stabilized Yield
As at September 30, 2020:
Development, construction or expansion:
Expansion of acquired property in Tilburg, Netherlands	0.1	$11.6	$11.8	$23.4	4.3%
Tenant improvement commitment at developed property in Plainfield, Indiana	—	—	2.7	2.7	—%
Property under development in Houston, Texas	0.7	4.9	38.4	43.3	7.4%
Expansion of 2095 Logistics Drive, Mississauga, ON	0.1	0.3	10.2	10.5	8.1%
Other construction commitments	—	5.3	2.8	8.1	—%
	0.9	$22.1	$65.9	$88.0

(1)	As at September 30, 2020.

The Tilburg, Netherlands income-producing property was acquired on July 1, 2020 and included a 0.1 million square foot expansion that was underway at the date of acquisition and is expected to be completed and occupied by the tenant in the fourth quarter of 2020. As at September 30, 2020, the estimated costs to complete the expansion were $11.8 million (€7.6 million).

At Granite’s greenfield site in Houston, Texas, speculative construction of the initial phase, consisting of two buildings totaling 0.7 million square feet, commenced in the fourth quarter of 2019. Site servicing is currently underway and Granite is presently assessing the viability of commencing vertical construction in early 2021.

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Increase in Distributions

On November 4, 2020, the Trust increased its targeted annualized distribution by 3.4% to $3.00 ($0.25 cents per month) per stapled unit from $2.90 per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2020 and payable in mid-January 2021.

Subsequent Events

On October 23, 2020, the Trust disposed of one property located in Barcelona, Spain for gross proceeds of $7.8 million (€5.0 million).

Granite has agreed to acquire 8500 Tatum Road, a 1.0 million square foot, 36’ clear height modern warehouse distribution facility situated on 83.5 acres in the city of Atlanta, Georgia, for approximately $107 million (US $80.3 million). The state-of-the-art facility was completed in 2019 and is 100% leased to PVH Corp. for a remaining lease term of 15 years. The property, which serves as PVH Corp.’s primary e-commerce distribution facility, is being acquired at an in-going yield of 4.4%. The acquisition is subject to customary closing conditions and is expected to close in the fourth quarter of 2020. The property is well positioned in Atlanta’s Palmetto sub-market within Atlanta’s I-85 logistical thoroughfare less than 15 miles from Hartsfield-Jackson Atlanta International Airport, the world’s busiest passenger airport. The property is approximately 4 miles from the Fairburn CSX Intermodal connecting Atlanta directly to the Port of Savannah and to Southern California.

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates						Period End Exchange Rates
	Three Months Ended September 30,			Nine Months Ended September 30,			September 30, 2020	December 31, 2019
	2020	2019	Change	2020	2019	Change			Change
$ per €1.00	1.558	1.468	6%	1.521	1.493	2%	1.562	1.455	7%
$ per US$1.00	1.332	1.321	1%	1.354	1.329	2%	1.332	1.296	3%

The average exchange rates of the Canadian dollar relative to the Euro for the three and nine months ended September 30, 2020 compared to the prior year periods were higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s European operations.

For the three and nine months ended September 30, 2020 compared to the prior year periods, the average exchange rates of the Canadian dollar relative to the US dollar were higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s US operations.

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The period end exchange rates of the Canadian dollar relative to the Euro and US dollar on September 30, 2020 were higher when compared to the December 31, 2019 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and US subsidiaries were higher when compared to December 31, 2019.

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three and nine months ended September 30, 2020 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended September 30,	Nine Months Ended September 30,
(in millions, except per unit information)	2020 vs 2019	2020 vs 2019
Increase in revenue	$1.8	$2.9
Increase in NOI — cash basis	1.7	2.5
Increase in net income	1.7	4.2
Increase in FFO	1.3	2.8
Increase in AFFO	1.3	2.8
Increase in FFO per unit	$0.02	$0.05
Increase in AFFO per unit	$0.02	$0.05

Operating Results

Revenue

Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	$ change	2020	2019	$ change
Rental revenue and amortization(1)	$77.0	$60.6	16.4	$217.1	$176.0	41.1
Tenant recoveries	10.9	8.2	2.7	29.9	23.2	6.7
Lease termination and close-out fees	—	—	—	—	0.9	(0.9)
Revenue	$87.9	$68.8	19.1	$247.0	$200.1	46.9

(1)	Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

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Revenue for the three month period ended September 30, 2020 increased by $19.1 million to $87.9 million from $68.8 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q3 2020 vs Q3 2019 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $0.2 million from consumer price index based increases and $0.9 million from fixed contractual adjustments related to rent escalations;

•

the acquisitions of properties located in the United States, Canada and the Netherlands beginning in the third quarter of 2019 increased revenue by $17.4 million, which included $2.5 million of tenant recoveries;

•	revenue increased by $0.6 million due to various renewal and re-leasing activities for properties primarily in Canada and the United States;

•	the sale of properties located in Canada and the United States during 2019 and 2020 decreased revenue by $1.2 million; and

•	foreign exchange had a $1.8 million positive impact as the relative weakening of the Canadian dollar against the Euro and US dollar increased revenue by $1.6 million and $0.2 million, respectively.

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Revenue for the nine month period ended September 30, 2020 increased $46.9 million to $247.0 million from $200.1 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q3 2020 YTD vs Q3 2019 YTD Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $0.8 million from consumer price index based increases and $1.8 million from fixed contractual adjustments related to rent escalations;

•	the acquisitions of properties located in the United States, Canada and the Netherlands during 2019 and 2020 increased revenue by $45.0 million, which included $6.2 million of tenant recoveries;

•	revenue increased by $2.0 million due to various renewal and re-leasing activities for properties located in Canada, the United States, Austria and Spain;

•	revenue decreased by $0.9 million as a result of lease close-out fees received in 2019 for two properties in Canada that were disposed of in the prior year;

•	the sale of properties located in Canada and the United States during 2019 and 2020 decreased revenue by $4.6 million; and

•

foreign exchange had a net $2.9 million positive impact as the relative weakening of the Canadian dollar against the Euro and US dollar increased revenue by $1.5 million and $1.4 million, respectively.

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Revenue by major currency for the three and nine month periods ended September 30, 2020 and 2019 was as follows:

Revenue by Currency

As a majority of the Trust’s revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps, forward currency contracts and foreign exchange collars, to partially hedge its exposure to foreign currencies and reduce the potential impact that foreign currency rate changes may have on Granite’s operating results, cash flows and distributions (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

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Net Operating Income

Net operating income (“NOI”) in the three months ended September 30, 2020 was $76.5 million compared to $60.1 million in the three months ended September 30, 2019. NOI in the nine months ended September 30, 2020 was $215.6 million compared to $174.4 million in the nine months ended September 30, 2019. NOI — cash basis excludes the impact of lease termination and close-out fees, and straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI — cash basis was $74.5 million in the three months ended September 30, 2020 compared with $60.3 million in the prior year period, an increase of 23.5%. NOI — cash basis was $213.2 million in the nine months ended September 30, 2020 compared with $173.7 million in the nine months ended September 30, 2019, an increase of 22.7%.

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Same property NOI — cash basis in the three months ended September 30, 2020 was $61.7 million, compared with $58.2 million in the prior year period. Same property NOI — cash basis in the nine months ended September 30, 2020 was $166.1 million, compared to $157.0 million in the nine months ended September 30, 2019. The changes in NOI, NOI — cash basis and same property NOI — cash basis are detailed below:

Changes in NOI, NOI — Cash Basis and Same Property NOI — Cash Basis

	Sq ft(1) (in millions)	Three Months Ended September 30,				Sq ft(1)	Nine Months Ended September 30,
		2020	2019	$ change	% change	(in millions)	2020	2019	$ change	% change
Revenue		$87.9	$68.8	19.1			$247.0	$200.1	46.9
Less: Property operating costs		(11.4)	(8.7)	(2.7)			(31.4)	(25.7)	(5.7)
NOI		$76.5	$60.1	16.4	27.3%		$215.6	$174.4	41.2	23.6%
Add (deduct):
Lease termination and close-out fees		—	—	—			—	(0.9)	0.9
Straight-line rent amortization		(3.3)	(1.1)	(2.2)			(6.3)	(3.7)	(2.6)
Tenant incentive amortization		1.3	1.3	—			3.9	3.9	—
NOI — cash basis	45.4	$74.5	$60.3	14.2	23.5%	45.4	$213.2	$173.7	39.5	22.7%
Less NOI — cash basis for:
Acquisitions	11.1	(12.3)	(0.6)	(11.7)		13.7	(45.8)	(11.4)	(34.4)
Dispositions, assets held for sale and developments	1.4	(0.5)	(1.5)	1.0		1.4	(1.3)	(5.3)	4.0
Same property NOI — cash basis	32.9	$61.7	$58.2	3.5	6.0%	30.3	$166.1	$157.0	9.1	5.8%

(1)

The square footage relating to the NOI — cash basis represents GLA of 45.4 million square feet as at September 30, 2020. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, and developments during the relevant period.

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Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite’s employee compensation expenses are included in property operating costs.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three months ended September 30, 2020 increased $14.2 million to $74.5 million from $60.3 million in the prior year period, representing an increase of 23.5%. NOI — cash basis for the nine months ended September 30, 2020 increased $39.5 million to $213.2 million from $173.7 million in the prior year period, representing an increase of 22.7%. These increases in NOI — cash basis in the three and nine month periods ended September 30, 2020 were a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to the properties acquired in 2019 and 2020.

Same property NOI — cash basis for the three months ended September 30, 2020 increased $3.5 million (6.0%) to $61.7 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of various leases for properties primarily located in the United States and Canada and the favourable foreign exchange impact from the weakening of the Canadian dollar against the US dollar and Euro. Excluding the impact of foreign exchange, same property NOI—cash basis for the three month period ended September 30, 2020 would have increased by 3.0% relative to the prior year period.

Same property NOI — cash basis for the nine months ended September 30, 2020 increased $9.1 million (5.8%) to $166.1 million primarily due to the increase in contractual rents, re-leasing and renewals of various leases for properties located in the United States, Canada, Austria and Spain, an expansion at a property in the United States and the favourable foreign exchange impact from the weakening of the Canadian dollar against the US dollar and the Euro. Excluding the impact of foreign exchange, same property NOI—cash basis for the nine month period ended September 30, 2020 would have increased by 4.1% relative to the prior year period.

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NOI — cash basis for the three and nine month periods ended September 30, 2020 and 2019 by geography was as follows:

NOI — Cash Basis by Geography

Granite’s property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

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Same property NOI — cash basis for the three and nine month periods ended September 30, 2020 and 2019 by geography was as follows:

Same Property NOI — Cash Basis by Geography

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	% change	2020	2019	% change
Canada	$12.0	$11.2	7.1%	$29.8	$28.0	6.4%
United States	21.6	20.4	5.9%	54.4	49.4	10.1%
Austria	17.6	16.8	4.8%	51.7	50.4	2.6%
Germany	6.5	6.1	6.6%	18.7	18.2	2.7%
Netherlands	2.5	2.3	8.7%	7.0	6.7	4.5%
Europe — Other	1.5	1.4	7.1%	4.5	4.3	4.7%
Same Property NOI — cash basis	$61.7	$58.2	6.0%	$166.1	$157.0	5.8%

Same property NOI — cash basis for the three and nine month periods ended September 30, 2020 includes $0.4 million and $1.1 million, respectively, associated with a 0.3 million square foot building expansion at a property located in West Jefferson, Ohio that was completed in the prior year. Excluding the NOI associated with the expansion, same property NOI — cash basis would have increased 5.4% in the three month period ended September 30, 2020 (2.4% on a constant currency basis) and 5.1% in the nine month period ended September 30, 2020 (3.4% on a constant currency basis) relative to the prior periods.

Constant currency same property NOI — cash basis for the three and nine month periods ended September 30, 2020 and 2019 by geography was as follows, which is calculated by converting the comparative same property NOI — cash basis at current exchange rates:

Constant Currency Same Property NOI — Cash Basis by Geography

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	% change	2020	2019	% change
Canada	$12.0	$11.2	7.1%	$29.8	$28.0	6.4%
United States	21.6	20.6	4.9%	54.4	50.3	8.2%
Austria	17.6	17.8	(1.1)%	51.7	51.3	0.8%
Germany	6.5	6.4	1.6%	18.7	18.6	0.5%
Netherlands	2.5	2.4	4.2%	7.0	6.9	1.4%
Europe — Other	1.5	1.5	—%	4.5	4.3	4.7%
Constant Currency Same Property NOI — cash basis	$61.7	$59.9	3.0%	$166.1	$159.4	4.2%

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General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	$ change	2020	2019	$ change
Salaries and benefits	$4.1	$2.8	1.3	$11.1	$10.2	0.9
Audit, legal and consulting	0.8	1.0	(0.2)	2.6	3.5	(0.9)
Trustee/director fees and related expenses	0.4	0.3	0.1	1.0	1.1	(0.1)
Executive unit-based compensation expense including distributions	1.5	1.1	0.4	3.7	3.0	0.7
Fair value remeasurement of trustee/director and executive unit-based compensation plans	1.4	0.4	1.0	1.8	1.5	0.3
Other public entity costs	0.5	0.4	0.1	1.4	1.6	(0.2)
Office rents including property taxes and common area maintenance costs	0.1	0.1	—	0.3	0.3	—
Capital tax	0.3	0.1	0.2	0.6	0.2	0.4
Information technology	0.3	0.2	0.1	0.8	0.7	0.1
Other	0.2	0.5	(0.3)	1.0	1.3	(0.3)
General and administrative expenses	$9.6	$6.9	2.7	$24.3	$23.4	0.9

General and administrative expenses were $9.6 million for the three month period ended September 30, 2020 and increased $2.7 million in comparison to the prior year period primarily as a result of the following:

•

an increase in salaries and benefits expense primarily due to additional employees in the United States and the Netherlands and an accrual of $1.1 million made related to severance for a departing senior executive in the current year period;

•	an increase in executive unit-based compensation expense due to greater awards outstanding under the plan in the current year period; and

•

an increase in fair value remeasurement associated with the trustee/director and executive unit-based compensation plans resulting from a larger increase in the market price of the Trust’s stapled units in the third quarter of 2020 compared to the prior year period, partially offset by;

•

a decrease in audit, legal and consulting expenses due to costs incurred in the prior year period associated with corporate advisory matters including internal reorganizations and administrative matters.

General and administrative expenses were $24.3 million for the nine month period ended September 30, 2020 and increased $0.9 million in comparison to the prior year period primarily as a result of the following:

•

an increase in salaries and benefits expense primarily due to an increase in salaries and benefits expense associated with additional employees in the United States and the Netherlands and an accrual made related to severance for a departing senior executive noted above, partially offset by the higher compensation costs related to the departure of the former CFO in the second quarter of 2019;

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•	an increase in executive unit-based compensation expense due to greater awards outstanding under the plan;

•

an increase in fair value remeasurement associated with the trustee/director and executive unit-based compensation plans resulting from an increase in the market price of the Trust’s stapled units compared to the prior year period; and

•	an increase in capital tax related to increased investment into the United States partially offset by;

•

a decrease in audit, legal and consulting expenses due to costs incurred in the prior year period associated with corporate advisory matters including internal reorganizations and administrative matters.

Interest Income

Interest income for the three month period ended September 30, 2020 decreased $1.8 million to $0.5 million from $2.3 million in the prior year period due to lower interest rates on invested cash. Interest income for the nine month period ended September 30, 2020 decreased $6.1 million to $1.8 million from $7.9 million in the prior year period due to the reduction of cash balances on hand and lower interest rates on invested cash.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month periods ended September 30, 2020 increased $3.0 million to $10.6 million from $7.6 million in the prior year period. Interest expense and other financing costs for the nine month period ended September 30, 2020 increased $2.1 million to $25.0 million from $22.9 million in the prior year period. Both increases were primarily related to increased interest costs associated with higher debt balances resulting from the $500 million 2027 Debentures (as defined below) issued in June 2020.

As at September 30, 2020, Granite’s weighted average cost of interest-bearing debt was 2.16% (September 30, 2019 — 2.17%) and the weighted average debt term-to-maturity was 4.5 years (September 30, 2019 — 4.0 years).

Foreign Exchange Gains/Losses, Net

Granite recognized net foreign exchange gains of $0.2 million and foreign exchange losses of $0.4 million in the three month periods ended September 30, 2020 and 2019, respectively. The $0.6 million increase in net foreign exchange gains is primarily due to the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros as a result of the weakening of the Canadian dollar against these currencies and foreign exchange gains realized on the settlement of foreign exchange collar contracts.

Granite recognized net foreign exchange gains of $3.0 million and net foreign exchange losses of $1.2 million in the nine month periods ended September 30, 2020 and 2019, respectively. The $4.2 million increase in net foreign exchange gains is primarily due to the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros as a result of the weakening of the Canadian dollar against these currencies and foreign exchange gains realized on the settlement of foreign exchange collar contracts.

Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $62.1 million and $78.2 million in the three month periods ended September 30, 2020 and 2019, respectively. In the three month period ended September 30, 2020, net fair value gains of $62.1 million were primarily attributable to favourable changes in leasing assumptions associated with fair market rent increases as well as

20    Granite REIT 2020 Third Quarter Report

compression in discount and terminal capitalization rates for properties located in the GTA (Canada) and across the United States as well as compression in discount and terminal capitalization rates for certain of the Trust’s modern warehouse properties in Germany and the Netherlands, partially offset by an increase in discount rates for certain properties located in Austria due to market conditions and the nature of the tenants and properties in this jurisdiction.

Net fair value gains on investment properties in the three month period ended September 30, 2019 of $78.2 million were primarily attributable to (i) a compression in discount or terminal capitalization rates for certain properties primarily located in Canada and the United States and, to a lesser extent, in Europe, which resulted from the continued market demand for warehouse distribution facilities and (ii) the favourable changes in leasing assumptions associated with fair market rent increases for certain properties located in North America.

Net fair value gains on investment properties were $132.6 million and $197.9 million in the nine month periods ended September 30, 2020 and 2019, respectively. In the nine month period ended September 30, 2020, net fair value gains of $132.6 million were attributable to various factors including (i) an increase in fair value for the recently acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, (ii) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and the United States and (iii) the increase in fair value of the recently developed property in Plainfield, Indiana as a result of executing a full building 10-year lease, partially offset by an increase in discount rates for certain properties located in Austria and Germany due to market conditions and the nature of the tenants and properties across these jurisdictions.

Net fair value gains on investment properties in the nine month period ended September 30, 2019 of $197.9 million were attributable to various factors including (i) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain properties across Granite’s portfolio resulting from the continued market demand for warehouse distribution facilities.

Fair Value Gains and Losses on Financial Instruments, Net

Fair value gains on financial instruments for the three month periods ended September 30, 2020 and 2019 were $1.0 million and $1.9 million, respectively. Fair value losses on financial instruments for the nine month period ended September 30, 2020 were $4.7 million and fair value gains on financial instruments for the nine month period ended September 30, 2019 were $0.2 million. The fair value gains on financial instruments for the three months ended September 30, 2020 and the fair value losses on financial instruments for the nine months ended September 30, 2020 are related to (i) the fair value change of the 2024 Cross Currency Interest Rate Swap and (ii) unrealized losses on foreign exchange forward contracts, partially offset by fair value gains on foreign exchange collar contracts. These derivatives have not been designated in a hedging relationship and are therefore recorded in the statements of net income.

Loss on Sale of Investment Properties

The loss on sale of investment properties for the three and nine month periods ended September 30, 2020 was $0.2 million. The loss on sale of investment properties for the three and nine month periods ended September 30, 2019 were $0.7 million and $2.0 million, respectively. The loss on sale of investment properties is primarily related to broker commissions and legal and advisory costs associated with the dispositions or planned dispositions of assets held for sale.

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Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	$ change	2020	2019	$ change
Foreign operations	$1.7	$1.4	0.3	$5.0	$4.2	0.8
Other	0.5	0.4	0.1	0.5	1.2	(0.7)
Current tax expense	2.2	1.8	0.4	5.5	5.4	0.1
Deferred tax expense	12.3	10.4	1.9	30.1	33.1	(3.0)
Income tax expense	$14.5	$12.2	2.3	$35.6	$38.5	(2.9)

For the three months ended September 30, 2020, the current tax expense increased compared to the prior year period primarily due to higher taxes in foreign jurisdictions as a result of acquisitions and the foreign exchange impact resulting from the relative weakening of the Canadian dollar on Euro denominated tax expense.

For the nine months ended September 30, 2020, the current tax expense increased compared to the prior year period primarily due to the recognition of tax assets in Canada of $0.8 million for taxation years that have become statute barred, partially offset by higher income taxes in foreign jurisdictions of acquisitions and the foreign exchange impact resulting from the relative weakening of the Canadian dollar on Euro denominated tax expense.

The increase in deferred tax expense for the three months ended September 30, 2020 compared to the prior year period was primarily due to fair value gains on acquired properties and partially offset by fair value losses in jurisdictions in which deferred taxes are recorded and as well as the foreign exchange impact resulting from the relative weakening of the Canadian dollar on US and Euro denominated tax expense.

The decrease in deferred tax expense for the nine months ended September 30, 2020 compared to the prior year period was primarily due to a decrease in fair value gains on investment properties in jurisdictions in which deferred taxes are recorded.

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Net Income Attributable to Stapled Unitholders

For the three month period ended September 30, 2020, net income attributable to stapled unitholders was $105.2 million compared to $114.5 million in the prior year period. The $9.3 million decrease in net income attributable to stapled unitholders was primarily due to a $16.1 million decrease in fair value gains on investment properties, a $3.0 million increase in interest expense as a result of the issuance of the 2027 Debentures, a $1.8 million decrease in interest income due to lower interest rates in North America and higher income tax expense of $2.3 million, partially offset by a $16.4 million increase in net operating income. The period-over-period variance is further summarized below:

Q3 2020 vs Q3 2019 Change in Net Income Attributable to Stapled Unitholders

For the nine month period ended September 30, 2020, net income attributable to stapled unitholders was $262.2 million compared to $291.5 million in the prior year period. The $29.3 million net decrease in net income attributable to stapled unitholders was primarily due to a $65.3 million decrease in net fair value gains on investment properties, a $6.1 million decrease in interest income due to lower interest rates in North America, a $5.0 million increase in fair value losses on financial instruments and a $2.0 million increase in interest expense as a result of the issuance of the 2027 Debentures, partially offset by a $41.2 million increase in net operating income. The period-over-period variance is further summarized below:

Q3 2020 YTD vs Q3 2019 YTD Change in Net Income Attributable to Stapled Unitholder

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Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three and nine months ended September 30, 2020 and 2019 is presented below:

FFO AND AFFO(1) RECONCILIATION

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per unit information)		2020	2019	2020	2019

Net income attributable to stapled unitholders		$105.2	$114.5	$262.2	$291.5
Add (deduct):
Fair value gains on investment properties, net		(62.1)	(78.2)	(132.6)	(197.9)
Fair value (gains) losses on financial instruments		(1.0)	(2.0)	4.7	(0.2)
Loss on sale of investment properties		0.2	0.7	0.2	2.0
Deferred income tax expense		12.3	10.4	30.1	33.1
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan		0.9	0.3	1.1	1.0
Non-controlling interests relating to the above		—	0.1	0.1	0.1
FFO	[A]	$55.5	$45.8	$165.8	$129.6
Add (deduct):
Maintenance or improvement capital expenditures incurred		(0.2)	(1.4)	(3.2)	(2.5)
Leasing commissions incurred(2)		—	(0.3)	(0.1)	(0.6)
Tenant allowances incurred		(0.6)	0.1	(0.6)	(0.2)
Tenant incentive amortization		1.4	1.3	4.0	3.9
Straight-line rent amortization		(3.4)	(1.1)	(6.3)	(3.7)
AFFO(1) (2)	[B]	$52.7	$44.4	$159.6	$126.5

Per unit amounts:
Basic and diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.96	$0.93	$2.98	$2.71
Basic and diluted AFFO per stapled unit(1)	[B]/[C] and [B]/[D]	$0.91	$0.90	$2.87	$2.65
Basic weighted average number of stapled units	[C]	57.8	49.4	55.6	47.8

Diluted weighted average number of stapled units	[D]	57.9	49.5	55.7	47.9

(1)

In the current year period AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances paid. The AFFO metrics in the comparative period have been updated to conform to the current period’s presentation. AFFO as well as basic and diluted AFFO per unit for the three months ended September 30, 2019 were previously reported as $44.6 million and $0.90 per unit, respectively. AFFO as well as basic and diluted AFFO per unit for the nine months ended September 30, 2019 were previously reported as $126.2 million and $2.64 per unit, respectively. Both methods of calculation are in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”). There is no significant difference in these metrics as a result of the change in calculation.

(2)

In accordance with the REALPAC White Paper, leasing commissions incurred in the three and nine month periods ended September 30, 2020 exclude $0.5 million of leasing commissions incurred on the lease-up of a recently acquired property in Groveport, Ohio and deemed related to the overall acquisition costs. Leasing commissions incurred in the nine month period ended September 30, 2020 exclude $1.9 million of leasing commissions incurred on the lease-up of a recently completed development property in Plainfield, Indiana in the second quarter of 2020.

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Funds From Operations

FFO for the three month period ended September 30, 2020 was $55.5 million ($0.96 per unit) compared to $45.8 million ($0.93 per unit) in the prior year period. Included in the FFO for the third quarter of 2020 is $1.1 million of severance costs associated with the departure of a senior executive. Excluding this severance expense, FFO would be $56.6 million ($0.98 per unit). The $9.7 million ($0.03 per unit) increase in FFO is summarized below:

Q3 2020 vs Q3 2019 Change in FFO

FFO for the nine month period ended September 30, 2020 was $165.8 million ($2.98 per unit) compared to $129.6 million ($2.71 per unit) in the prior year period. Included in the FFO for the third quarter of 2020 is $1.1 million of severance costs associated with the departure of a senior executive. Excluding this severance expense, FFO would be $166.9 million ($3.00 per unit). The $36.2 million ($0.27 per unit) increase in FFO is summarized below:

Q3 2020 YTD vs Q3 2019 YTD Change in FFO

FFO for the nine month period ended September 30, 2019 includes $2.5 million ($0.05 per unit) of compensation costs associated with the departure of the former CFO. In comparison and excluding the compensation costs of $2.5 million, FFO would have been $132.1 million ($2.76 per unit) in the nine month period ended September 30, 2019.

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Adjusted Funds From Operations

As previously detailed in the FFO and AFFO reconciliation table, AFFO for the three month period ended September 30, 2020 was $52.7 million ($0.91 per unit) compared to $44.4 million ($0.90 per unit) in the prior year period. Excluding the aforementioned severance of $1.1 million recognized in the third quarter of 2020, AFFO would be $53.8 million ($0.93 per unit). The $8.3 million ($0.01 per unit) increase in AFFO is summarized below:

Q3 2020 vs Q3 2019 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $9.7 million increase in FFO, as noted previously; and

•

a $1.2 million increase in AFFO from higher maintenance or improvement capital expenditures incurred in the prior year period relating to improvement projects in Thondorf, Austria and Bergen op Zoom, Netherlands, partially offset by;

•

a $2.2 million decrease in AFFO from tenant incentive and straight-line rent amortization, primarily from re-leasing and renewal activities and property acquisitions in Canada, the United States and the Netherlands.

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AFFO for the nine month period ended September 30, 2020 was $159.6 million ($2.87 per unit) compared to $126.5 million ($2.65 per unit) in the prior year period. Excluding the aforementioned severance of $1.1 million recognized in the nine-month period ending September 30, 2020, AFFO would be $160.7 million ($2.89 per unit). The $33.1 million ($0.22 per unit) increase in AFFO is summarized below:

Q3 2020 YTD vs Q3 2019 YTD Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $36.2 million increase in FFO, as noted previously, partially offset by;

•

a $0.7 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred primarily due to a roof replacement at a property in Canada and improvement projects at properties in the United States; and

•	a $2.5 million decrease in AFFO from tenant incentive and straight-line rent amortization, primarily from releasing and renewal activities and property acquisitions in Canada, the United States.

AFFO for the nine month period ended September 30, 2019 includes $2.5 million ($0.05 per unit) of compensation costs associated with the departure of the former CFO. In comparison and excluding the compensation costs of $2.5 million, AFFO would have been $129.0 million ($2.7 per unit) in the nine month period ended September 30, 2019.

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities (“modern warehouse facilities”), which were recently acquired or newly developed/redeveloped, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties

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for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Properties under development is comprised of (i) 50 acres of a greenfield site in Houston, Texas for which speculative construction of the initial phase, consisting of two buildings totaling 0.7 million square feet, has begun and is expected to be completed in the fourth quarter of 2021, and (ii) a site in Altbach, Germany where the demolition of the property is complete and the construction of a distribution/light industrial facility was temporarily placed on hold during the first and second quarters of 2020 as a result of the COVID-19 pandemic. Granite now expects to move forward with this development later in 2020 or early 2021 and is currently engaged in pre-leasing activity and construction contact pricing (see “SIGNIFICANT MATTERS — COVID-19 Pandemic”).

Land held for development comprises 36 acres of land in Fort Worth, Texas for the planned future development of a 0.6 million square foot e-commerce and logistics warehouse, the remaining 141 acres of land in Houston, Texas acquired in 2019 and held for the future development of up to a 2.5 million square foot multi-phased business park capable of accommodating buildings ranging from 0.3 million to 1.2 million square feet (of which 0.7 million square feet is planned in the initial phase of construction, as noted above), 12.9 acres of development land in West Jefferson, Ohio that was acquired in 2018 and a 16-acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space.

Summary attributes of the investment properties as at September 30, 2020 and December 31, 2019 were as follows:

Investment Properties Summary

As at September 30, 2020 and December 31, 2019	2020	2019
(in millions, except as noted)
Investment properties — fair value	$5,338.9	$4,457.9
Income-producing properties	5,270.3	4,377.6
Properties under development	29.5	51.3
Land held for development	39.1	29.0
Overall capitalization rate(1)	5.8%	6.1%

Number of investment properties	109	91
Income-producing properties	102	85
Properties under development	3	3
Land held for development	4	3

Property metrics
GLA, square feet	45.4	40.0
Occupancy, by GLA	98.9%	99.0%
Weighted average lease term in years, by square footage	5.9	6.5
Total number of tenants	80	60
Magna as a percentage of annualized revenue(2)	37%	42%
Magna as a percentage of GLA	30%	35%

(1)	Overall capitalization rate pertains only to income-producing properties.
(2)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.

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The fair value of the investment properties by asset category as at September 30, 2020 and December 31, 2019 was as follows:

Fair Value of Investment Properties by Asset Category(1)

Granite has a high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at September 30, 2020 and December 31, 2019 was as follows:

Fair Value of Investment Properties by Geography(1)

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The change in the fair value of investment properties by asset category during the nine month period ended September 30, 2020 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2020								September 30, 2020
	Investment properties	Fair value gains (losses)	Acquisitions	Disposals	Capital and leasing expenditures	Foreign exchange gains	Other changes	Transfers(1)	Investment properties
Modern warehouse facilities	$2,509.3	101.3	520.4	—	12.4	69.6	5.7	97.7	$3,316.4
Multi-purpose facilities	842.2	30.5	—	(23.5)	2.6	23.6	(0.1)	—	875.3
Special purpose properties	1,026.1	1.2	—	—	—	54.6	(3.3)	—	1,078.6
Income-Producing Properties	4,377.6	133.0	520.4	(23.5)	15.0	147.8	2.3	97.7	5,270.3
Properties Under Development	51.3	(0.1)	35.7	—	36.4	3.9	—	(97.7)	29.5
Land Held For Development	29.0	(0.3)	9.2	—	0.3	0.9	—	—	39.1
	$4,457.9	$132.6	$565.3	$(23.5)	$51.7	$152.6	$2.3	—	$5,338.9

(1)

The transfers are related to the reclassification of a property under development in Plainfield, Indiana to income-producing properties upon its completion during the second quarter of 2020 and the transfer of a property under development in Bleiswijk, Netherlands to income-producing properties upon its completion during the third quarter of 2020.

During the nine month period ended September 30, 2020, the fair value of investment properties increased by $881.0 million primarily due to:

•

net fair value gains of $132.6 million which were attributable to various factors including (i) an increase in fair value for the recently acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, (ii) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in the GTA, Canada and (iii) the increase in fair value of the recently developed property in Plainfield, Indiana as a result of executing a full building 10-year lease with a new tenant, partially offset by an increase in discount rates for certain properties located in Austria and Germany due to market conditions and the nature of the tenants and properties across these jurisdictions;

•

the acquisitions of 17 income-producing properties in Canada, the United States and the Netherlands, a property under development in the Netherlands and a parcel of development land in the United States for $565.3 million consisting of (i) a property in Weert, Netherlands for $31.9 million, (ii) five properties in Ohio and Indianapolis, United States for $222.7 million, (iii) three properties in Memphis and Mississippi, United States for $111.6 million, (iv) a property under development in Bleiswijk, Netherlands for $35.6 million (completed in the third quarter and transferred to income-producing properties), (v) development land in Fort Worth, Texas for $8.9 million (vi) two properties in Tilburg and Ede, Netherlands for $71.7 million and $21.4 million respectively, (vii) six properties in the GTA, Canada for $57.0 million; and (viii) the associated transaction costs of $4.5 million (see “SIGNIFICANT MATTERS — Property Acquisitions”);

•	capital expenditures and leasing costs of $51.7 million, of which $36.4 million related to development of four properties under construction in Indiana and Texas, United States as

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well as Bleiswijk, Netherlands and Altbach, Germany. During the nine month period ended September 30, 2020, the developments in Indiana and Bleiswijk were completed and subsequently transferred to income-producing properties. Capital expenditures relating to modern warehouse facilities include $8.6 million of construction costs incurred to complete a developed property in Dallas, Texas which was acquired in November 2019 and $2.5 million of leasing commissions of which $2.4 million is related to recent acquisitions and completed developments; and

•

foreign exchange gains of $152.6 million, which include foreign exchange gains of $105.0 million and $47.6 million resulting from the relative weakening of the Canadian dollar against the Euro and the US dollar, respectively.

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the nine months ended September 30, 2020. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2020. In addition, valuation metrics for Granite’s income-producing properties by asset category as at September 30, 2020 and December 31, 2019 were as follows:

Valuation Metrics by Income-Producing Property Asset Category

As at September 30, 2020 and December 31, 2019	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Overall capitalization rate(1)(2)	5.16%	5.42%	6.13%	6.28%	7.63%	7.44%	5.83%	6.06%
Terminal capitalization rate(1)	5.60%	5.97%	6.14%	6.44%	6.78%	7.03%	5.93%	6.32%
Discount rate(1)	6.07%	6.17%	6.83%	6.91%	7.74%	7.38%	6.54%	6.60%

(1)	Weighted based on income-producing property fair value.
(2)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

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A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at September 30, 2020 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	4,827.6	5,021.7	5,076.4
+25 bps	5,038.5	5,140.7	5,172.2
Base rate	$5,270.3	$5,270.3	$5,270.3
-25 bps	5,526.2	5,412.0	5,370.7
-50 bps	5,810.8	5,567.8	5,473.6

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

Included in total capital expenditure and leasing cost additions to investment properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to investment properties to those included in AFFO for the three and nine month periods ended September 30, 2020 and 2019 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Additions to investment properties:
Leasing costs	$0.6	$0.3	$2.5	$0.6
Tenant improvements(1)	0.6	(0.1)	0.6	0.2
Maintenance capital expenditures	0.2	1.4	3.2	2.5
Other capital expenditures	2.0	0.1	8.7	3.5
	$3.4	$1.7	$15.0	$6.8

Less:
Leasing costs related to acquisition activities	(0.5)	—	(0.5)	—
Leasing costs related to development activities	—	—	(1.9)	—
Capital expenditures related to property acquisitions	(2.1)	(0.1)	(8.7)	(3.5)
Capital expenditures and leasing costs included in AFFO	$0.8	$1.6	$3.9	$3.3

(1)	Tenant improvements include tenant allowances and landlord’s work.

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During the three month period ended September 30, 2020, included in total capital expenditures and leasing costs are $2.1 million of costs incurred to complete a property in Dallas, Texas and $0.5 million related to leasing commissions for one of the Midwest Portfolio properties acquired in the second quarter of 2020.

During the nine month period ended September 30, 2020, included in total capital expenditures and leasing costs are $8.7 million of costs incurred to complete a property in Dallas, Texas, $1.9 of leasing commissions related to the lease-up at the recently completed development in Plainfield, Indiana, and $0.5 million related to leasing commissions for one of the Midwest Portfolio properties acquired in the second quarter of 2020.

The capital expenditures and leasing costs incurred by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs — Trailing Eight Quarters

		Q3’20	Q2’20	Q1’20	Q4’19	Q3’19	Q2’19	Q1’19	Q4’18
Total capital expenditures incurred		$2.2	$6.2	$3.4	$1.0	$1.5	$0.6	$3.9	$16.5
Total leasing costs incurred		1.2	2.0	—	0.8	0.2	0.4	0.2	0.6
Total incurred	[A]	$3.4	$8.2	$3.4	$1.8	$1.7	$1.0	$4.1	$17.1
Less: Capital expenditures and leasing costs related to acquisitions and developments		(2.6)	(6.1)	(2.4)	(0.2)	(0.1)	(0.4)	(3.0)	(14.3)
Capital expenditures and leasing costs included in AFFO	[B]	0.8	2.1	1.0	1.6	1.6	0.6	1.1	2.8
GLA, square feet	[C]	45.4	44.3	40.0	40.0	34.9	34.5	32.8	32.2
$ total incurred per square feet	[A]/[C]	$0.07	$0.19	$0.09	$0.05	$0.05	$0.03	$0.13	$0.53
$ capital expenditures and leasing costs included in AFFO per square feet	[B]/[C]	$0.00	$0.05	$0.03	$0.04	$0.05	$0.02	$0.03	$0.09

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at September 30, 2020 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Target/ actual start date of construction	Target completion date	Actual construction costs as at September 30, 2020	Expected total construction cost(1)
As at September 30, 2020
Properties under development
Houston, Texas (Phase 1 only)	50	0.7	Q4 2019	Q4 2021	$4.9	$43.1
Altbach, Germany	13	0.3	Q1 2021	Q4 2021	3.4	35.3

Expansion project
Tilburg, Netherlands	—	0.1	Q2 2020	Q4 2020	11.6	23.4
2095 Logistics Drive, Mississauga, Ontario	9	0.1	Q4 2019	Q4 2021	0.3	10.5
	72	1.2			$20.2	$112.3

(1)	Construction cost excludes cost of land.

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During the three month period ended September 30, 2020, Granite completed the development property in Bleiswijk, Netherlands. The total cost to acquire and complete the property was $65.7 million (€42.5 million) including the initial acquisition cost of $35.8 million (€23.2 million). This property is a build-to-suit grocery e-commerce distribution facility situated on approximately 13 acres of land and comprises a total gross leasable area of 0.2 million square feet and offers 407 car and 147 van parking spaces, respectively. The property is located in the Prisma Business Park in the center of the Randstad conurbation, situated next to the A12 motorway, providing access to approximately 8 million consumers within a one-hour radius. The development recently received a BREEAM “Very Good” sustainability certification.

Leasing Profile

Magna, Granite’s Largest Tenant

During the quarter, and subsequent to quarter end, Granite continued to reduce its exposure to Magna through the disposition of two Magna-tenanted properties in Canada and one in Spain (see “SIGNIFICANT MATTERS — Property Dispositions” and “SIGNIFICANT MATTERS — Subsequent Events”). At September 30, 2020, Magna International Inc. or one of its operating subsidiaries was the tenant at 33 (December 31, 2019 — 35) of Granite’s income-producing properties and comprised 37% (December 31, 2019 — 42%) of Granite’s annualized revenue and 30% (December 31, 2019 — 35%) of Granite’s GLA. Including the impact of the disposition of the Barcelona property on October 23, 2020, Granite’s overall exposure to Magna is 30% of total GLA and 37% of total annualized revenue.

According to public disclosures, Magna International Inc. has a credit rating of A3 with a “Negative Outlook” by Moody’s Investor Service, A- with a “Negative Outlook” by Standard & Poor’s and A(low) with a “Negative Trend” by DBRS Limited. As a result of the impact of COVID-19 on Magna’s global operations, Magna’s credit ratings were recently amended by the rating agencies in June and July 2020 with negative outlooks. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:

•	the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•	rent escalations based on either fixed-rate steps or inflation;

•	renewal options tied to market rental rates or inflation;

•	environmental indemnities from the tenant; and

•	a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna’s success is primarily dependent upon the levels of North American, European and Chinese car and light truck production by Magna’s customers. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

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Other Tenants

In addition to Magna, at September 30, 2020, Granite had 79 other tenants from various industries that in aggregate comprised 60% of the Trust’s annualized revenue. Each of these tenants accounted for less than 7% of the Trust’s annualized revenue as at September 30, 2020.

Granite’s top 10 tenants by annualized revenue at September 30, 2020 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)
Magna	37%	30%	4.8	A(low)
Amazon	6%	5%	18.3	AA(low)
ADESA	3%	—%	8.8	NR
Restoration Hardware	2%	3%	7.6	NR
Hanon Systems	2%	1%	8.9	AA
Ingram Micro	2%	2%	4.3	BB(high)
Cornerstone Brands	2%	2%	4.0	B (high)
Mars Petcare	2%	3%	1.6	NR
Wayfair	2%	2%	5.0	NR
Ricoh	2%	1%	4.7	BBB(high)
Top 10 Tenants	60%	49%	6.5

(1)	Credit rating is quoted on the DBRS equivalent rating scale where publicly available. NR refers to Not Rated.
(2)	The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.

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Lease Expiration

As at September 30, 2020, Granite’s portfolio had a weighted average lease term by square footage of 5.9 years (December 31, 2019 — 6.5 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in September 2020 multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

	Total GLA	Total Lease Count	Total Annualized Revenue $	Vacancies	2020		2021		2022		2023		2024		2025		2026 and Beyond
Country				Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	5,891	30	52.2	—	608	5.6	316	2.9	347	2.9	380	2.3	389	2.6	1,136	8.5	2,715	27.4
Canada-committed	—	—	—	—	(608)	(5.6)	(201)	(2.2)	—	—	—	—	253	2.8	314	2.2	242	2.8
Canada — net	5,891	30	52.2	—	—	—	115	0.7	347	2.9	380	2.3	642	5.4	1,450	10.7	2,957	30.2
United States	24,533	54	141.2	402	1,280	8.8	316	1.8	3,843	19.1	3,228	15.0	2,822	15.1	1,310	6.9	11,332	74.5
United States-committed	—	—	—	—	(1,157)	(8.2)	(316)	(1.8)	—	—	806	4.5	—	—	—	—	668	5.5
United States — net	24,533	54	141.2	402	123	0.6	—	—	3,843	19.1	4,034	19.5	2,822	15.1	1,310	6.9	12,000	80.0
Austria	8,100	11	64.9	100	—	—	389	2.8	802	10.3	125	1.3	5,349	39.5	111	0.7	1,224	10.3
Austria-committed	—	—	—	—	—	—	(389)	(2.8)	—	—	—	—	—	—	—	—	389	2.8
Austria-net	8,100	11	64.9	100	—	—	—	—	802	10.3	125	1.3	5,349	39.5	111	0.7	1,613	13.1
Germany	3,504	11	25.7	—	195	1.4	548	3.8	283	2.3	1,947	14.7	—	—	—	—	531	3.5
Germany-committed	—	—	—	—	(195)	(1.4)	(309)	(2.3)	—	—	—	—	309	2.3	195	1.4	—	—
Germany-net	3,504	11	25.7	—	—	—	239	1.5	283	2.3	1,947	14.7	309	2.3	195	1.4	531	3.5
Netherlands	2,649	8	22.8	—	—	—	—	—	—	—	314	2.3	—	—	628	5.1	1,707	15.4
Europe — Other	752	8	5.9	—	133	0.7	337	3.2	101	0.6	90	0.8	—	—	—	—	91	0.6
Total	45,429	122	312.7	502	2,216	16.5	1,906	14.5	5,376	35.2	6,084	36.4	8,560	57.2	3,185	21.2	17,600	131.7
Total-committed	—	—	—	—	(1,960)	(15.2)	(1,215)	(9.1)	—	—	806	4.5	562	5.1	509	3.6	1,299	11.1
As at September 30, 2020	45,429	122	312.7	502	256	1.3	691	5.4	5,376	35.2	6,890	40.9	9,122	62.3	3,694	24.8	18,899	142.8
% of portfolio as at September 30, 2020:
* by sq ft	100%			1.1%	0.6%		1.5%		11.8%		15.2%		20.1%		8.1%		41.6%
* by Annualized Revenue			100%			0.4%		1.7%		11.3%		13.1%		19.9%		7.9%		45.7%

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Occupancy Roll Forward

The tables below provide a summary of occupancy changes during the three and nine month periods ended September 30, 2020.

Occupancy Roll Forward for Q3 2020

	Three Months Ended September 30, 2020
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe - Other	Total
Total portfolio size, July 1, 2020	5,904	24,058	8,101	3,504	1,938	751	44,256
Vacancy, July 1, 2020	—	(402)	—	—	—	—	(402)
Occupancy, July 1, 2020	5,904	23,656	8,101	3,504	1,938	751	43,854
Occupancy %, July 1, 2020	100.0%	98.3%	100.0%	100.0%	100.0%	100.0%	99.1%
Acquired occupancy	346	478	—	—	471	—	1,295
Completed development (Bleiswijk, Netherlands)	—	—	—	—	239	—	239
Dispositions	(359)	—	—	—	—	—	(359)
Expiries	(99)	(144)	(100)	—	—	—	(343)
Renewals	99	59	—	—	—	—	158
New Leases	—	85	—	—	—	—	85
Occupancy, September 30, 2020	5,891	24,134	8,001	3,504	2,648	751	44,929
Total portfolio size, September 30, 2020	5,891	24,536	8,101	3,504	2,648	751	45,431
Occupancy %, September 30, 2020	100.0%	98.4%	98.8%	100.0%	100.0%	100.0%	98.9%

Occupancy Roll Forward for Q3 2020 YTD

	Nine Months Ended September 30, 2020
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe - Other	Total
Total portfolio size, January 1, 2020	5,904	20,057	8,101	3,504	1,700	751	40,017
Vacancy, January 1, 2020	—	(402)	—	—	—	—	(402)
Occupancy, January 1, 2020	5,904	19,655	8,101	3,504	1,700	751	39,615
Occupancy %, January 1, 2020	100.0%	98.0%	100.0%	100.0%	100.0%	100.0%	99.0%
Acquired occupancy	346	3,968	—	—	709	—	5,023
Completed developments (Plainfield, Indiana and Bleiswijk, Netherlands)	—	511	—	—	239	—	750
Dispositions	(359)	—	—	—	—	—	(359)
Expiries	(460)	(924)	(100)	—	—	—	(1,484)
Renewals	460	839	—	—	—	—	1,299
New Leases	—	85	—	—	—	—	85
Occupancy, September 30, 2020	5,891	24,134	8,001	3,504	2,648	751	44,929
Total portfolio size, September 30, 2020	5,891	24,536	8,101	3,504	2,648	751	45,431
Occupancy %, September 30, 2020	100.0%	98.4%	98.8%	100.0%	100.0%	100.0%	98.9%

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LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $1,038.7 million as at September 30, 2020 compared to $797.7 million at December 31, 2019, as summarized below:

Sources of Available Liquidity

As at September 30, 2020 and December 31, 2019	2020	2019
Cash and cash equivalents	$539.7	$298.7
Unused portion of credit facility	499.0	499.0
Available liquidity	$1,038.7	$797.7

Additional sources of liquidity:
Unencumbered assets(1)	$5,338.9	$4,457.9

(1)

Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

The available liquidity is primarily due to net cash proceeds realized from the recent debenture and equity offerings completed in June 2020. Granite intends to use and has partially used the net proceeds of the debenture and equity offerings to fund completed and potential acquisitions of properties, to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development projects and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility, (v) the issuance of unsecured debentures or equity, subject to market conditions, and/or (vi) if necessary, financing that may be obtained on its unencumbered assets. For information about the impact of COVID-19 on Granite’s liquidity, please see “SIGNIFICANT MATTERS — COVID-19 Pandemic”.

38    Granite REIT 2020 Third Quarter Report

Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	$ change	2020	2019	$ change
Cash and cash equivalents, beginning of period	$617.2	$496.9	120.3	$298.7	$658.2	(359.5)
Cash provided by operating activities	66.1	42.8	23.3	185.9	133.3	52.6
Cash used in investing activities	(96.0)	(48.4)	(47.6)	(576.4)	(430.1)	(146.3)
Cash provided by financing activities	(43.8)	(35.2)	(8.6)	627.9	104.8	523.1
Effect of exchange rate changes on cash and cash equivalents	(3.8)	(0.7)	(3.1)	3.6	(10.8)	14.4
Cash and cash equivalents, end of period	$539.7	$455.4	84.3	$539.7	$455.4	84.3

Operating Activities

During the three month period ended September 30, 2020, operating activities generated cash of $66.1 million compared to $42.8 million in the prior year period. The increase of $23.3 million was due to various factors including, among others, the following:

•	an increase of $16.3 million in net operating income; and

•

an increase of $15.7 million from cash provided by working capital changes primarily due to a decrease in accounts receivables, an increase in accounts payable and accrued liabilities and as well as an increase in deferred revenue due to the timing of rent payments, partially offset by;

•	an increase of $2.7 million in general and administrative expenses;

•	a decrease in interest income of $1.8 million;

•	an increase of $1.9 million in leasing commissions paid; and

•	an increase of $2.8 million in income taxes paid.

In the nine month period ended September 30, 2020, operating activities generated cash of $185.9 million compared to $133.3 million in the prior year period. The increase of $52.6 million was due to various factors including, among others, the following:

•	an increase of $41.1 million in net operating income;

•	a decrease in interest paid by $2.4 million due to the timing of interest payments related to debentures; and

•

an increase of $14.5 million from cash provided by working capital changes primarily due to a decrease in accounts receivables and an increase in deferred revenue due to the timing of rent payment, partially offset by;

•	a decrease in interest income of $6.1 million; and

•	an increase of $1.7 million in leasing commissions paid.

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Investing Activities

Investing activities for the three month period ended September 30, 2020 used cash of $96.0 million and primarily related to the following:

•

the acquisitions of nine income-producing properties in Canada, the United States and the Netherlands for $114.7 million and related working capital of $7.3 million acquired as part the Tilburg, Netherlands property (see “SIGNIFICANT MATTERS — Property Acquisitions”); and

•

investment property expansion and development paid of $7.8 million relating to four properties in Indiana and Texas, United States, as well as Bleiswijk, Netherlands and Altbach, Germany and maintenance and improvement capital expenditures paid of $1.4 million largely relating to capital expenditures at properties in Canada and the United States, partially offset by;

•

net proceeds of $35.5 million received from the dispositions of two income-producing properties in Canada for $23.5 million and the receipt of a proceeds receivable related to the disposal of a property in South Carolina in September 2018 of $12.1 million.

Investing activities for the three month period ended September 30, 2019 used cash of $48.4 million and primarily related to the following:

•

the acquisitions of two income-producing properties for $51.6 million largely consisting of one property in Born, Netherlands for $25.7 million, one property in Horn Lake, Mississippi for $24.5 million and the associated transaction costs of $1.7 million;

•

investment property development and expansion capital expenditures paid of $7.2 million primarily relating to the properties under development in Altbach, Germany, Plainfield, Indiana and Houston, Texas; and

•

a $1.3 million advance payment made to acquire an income-producing property located in the state of Georgia. Subsequent to September 30, 2019, Granite acquired the property for total consideration of $62.4 million (US$47.5). These cash outflows are partially offset by;

•	net proceeds of $12.6 million received from the disposition of a property in Canada.

Investing activities for the nine months ended September 30, 2020 used cash of $576.4 million and primarily related to the following:

•

the acquisitions of seventeen income-producing properties in Canada, the United States and the Netherlands and a parcel of development land in the United States for $565.3 million and related working capital of $7.3 million acquired as part the Tilburg, Netherlands property (see “SIGNIFICANT MATTERS — Property Acquisitions”); and

•

investment property expansion and development paid of $33.4 million relating to four properties in Indiana and Texas, United States and as well as Bleiswijk, Netherlands and Altbach, Germany and maintenance and improvement capital expenditures paid of $4.7 million largely relating to capital expenditures at properties in Canada and the United States, partially offset by;

•

net proceeds pf $35.5 million received from the dispositions of two income-producing properties in Canada for $23.5 million and the receipt of a proceeds receivable related to the disposal of a property in South Carolina in September 2018 of $12.1 million.

40    Granite REIT 2020 Third Quarter Report

Investing activities for the nine months ended September 30, 2019 used cash of $430.1 million and primarily related to the following:

•

the acquisitions of five income-producing properties in the United States and the Netherlands, the leasehold interest in two properties in Canada and a parcel of development land in the United States for $469.3 million consisting of two properties in Texas for $164.2 million, the leasehold interest in two properties in Mississauga, Ontario for $146.7 million, one property in Columbus, Ohio for $71.6 million, one property in Born, Netherlands for $25.7 million, one property in Horn Lake, Mississippi for $24.5 million, one property comprised of development land in Houston, Texas for $33.4 million and the associated transaction costs of $3.2 million;

•

investment property development and expansion capital expenditures paid of $11.9 million relating to properties under development in Altbach, Germany, Plainfield, Indiana and Houston, Texas and the completed expansion at the property near Columbus, Ohio, and maintenance and improvement capital expenditures paid of $2.6 million largely relating to improvement projects at a property in Novi, Michigan, a multi-tenanted property in Olive Branch, Mississippi and a property located in the Netherlands; and

•	a $1.3 million advance payment to acquire an income-producing property located in the state of Georgia as noted above. These cash outflows are partially offset by;

•	net proceeds of $38.2 million received from the dispositions of seven properties in Canada and the United States; and

•	the receipt of a $16.8 million vendor take-back mortgage relating to the sale of four properties in Iowa in February 2019.

Financing Activities

Cash used by financing activities for the three month period ended September 30, 2020 of $43.8 million largely comprised distribution payments of $42.0 million and $1.0 million of deferred financing costs paid in connection with the insurance of the 2027 Debentures.

Cash used by financing activities for the three month period ended September 30, 2019 of $35.2 million comprised $34.6 million of distribution payments and $0.7 million related to the payment of lease obligations.

Cash provided by financing activities for the nine month period ended September 30, 2020 of $627.9 million largely comprised $496.9 million of proceeds from the June 2020 debenture offering, net of issuance costs and $276.9 million of proceeds from the June 2020 stapled unit offering, net of issuance costs, partially offset by $120.1 million of distribution payments and $25.0 million relating to the repurchase of stapled units under the normal course issuer bid.

Cash provided by financing activities for the nine months ended September 30, 2019 of $104.8 million comprised $220.4 million of proceeds from the stapled unit offering completed in April 2019, net of issuance costs, partially offset by $100.2 million of monthly distribution payments, $13.7 million relating to a special distribution payment and $1.5 million relating to the payment of lease obligations.

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Debt Structure

Granite’s debt structure and key debt metrics as at September 30, 2020 and December 31, 2019 were as follows:

Summary Debt Structure and Debt Metrics

As at September 30, 2020 and December 31, 2019		2020	2019
Unsecured debt, net		$1,691.3	$1,187.0
Cross currency interest rate swaps, net		89.5	30.3
Lease obligations		34.0	33.0
Total debt	[A]	$1,814.8	$1,250.3
Less: cash and cash equivalents		539.7	298.7
Net debt	[B]	$1,275.1	$951.6
Investment properties, all unencumbered by secured debt	[C]	$5,338.9	$4,457.9
Trailing 12-month adjusted EBITDA(1)	[D]	$249.6	$204.4
Interest expense		$32.0	$29.9
Interest income		(3.5)	(9.6)
Trailing 12-month interest expense, net	[E]	$28.5	$20.3
Debt metrics
Leverage ratio(1)	[A]/[C]	34%	28%
Net leverage ratio(1)	[B]/[C]	24%	21%
Interest coverage ratio(1)	[D]/[E]	8.8x	10.1x
Unencumbered asset coverage ratio(1)	[C]/[A]	2.9x	3.6x
Indebtedness ratio(1)	[A]/[D]	7.3x	6.1x
Weighted average cost of debt(2)		2.16%	1.83%
Weighted average debt term-to-maturity, in years(2)		4.5	4.4
Ratings and outlook
DBRS		BBB stable	BBB stable
Moody’s		Baa2 stable	Baa2 stable

(1)	Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)	Excludes lease obligations noted above.

Unsecured Debt and Cross Currency Interest Rate Swaps

2027 Debentures and Cross Currency Interest Rate Swap

On June 4, 2020, Granite REIT Holdings Limited Partnership (“Granite LP”) issued $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the “2027 Debentures”). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. At September 30, 2020, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.0 million.

On June 4, 2020, Granite entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027. As at September 30, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $3.6 million.

42    Granite REIT 2020 Third Quarter Report

2026 Term Loan and Cross Currency Interest Rate Swap

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At September 30, 2020, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.5 million.

On December 12, 2018, Granite entered into a cross currency interest rate swap to exchange the CDOR plus margin interest payments from the term loan that originally matured in 2025 for Euro denominated payments at a 2.202% fixed interest rate. As a result of the term loan extension on November 27, 2019, the previously existing cross currency interest rate swap was settled for $6.8 million and a new cross currency interest rate swap was entered into. The new cross currency interest rate swap exchanges the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026. As at September 30, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $25.1 million.

2024 Term Loan and Cross Currency Interest Rate Swap

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At September 30, 2020, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $245.9 million.

On December 19, 2018, Granite entered into a cross currency interest rate swap to exchange the LIBOR plus margin interest payments from the term loan that originally matured in 2022 for Euro denominated payments at a 1.225% fixed interest rate. On September 24, 2019, in conjunction with the term loan refinancing, the Trust entered into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”). The 2024 Cross Currency Interest Rate Swap exchanges the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the swap, Granite will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024. As at September 30, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $14.8 million.

2023 Debentures and Cross Currency Interest Rate Swap

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At September 30, 2020, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $399.0 million.

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On December 20, 2016, Granite entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at September 30, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $35.6 million.

2021 Debentures and Cross Currency Interest Rate Swap

In July 2014, Granite LP issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the “2021 Debentures”). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. At September 30, 2020, all of the 2021 Debentures remained outstanding and the balance, net of deferred financing costs, was $249.8 million.

In July 2014, Granite entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures for Euro denominated payments at a 2.68% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at September 30, 2020, the fair value of the cross currency interest rate swap was a net financial liability of $17.6 million.

The 2021 Debentures, 2023 Debentures, 2027 Debentures, 2024 Term Loan and 2026 Term Loan rank pari passu with all of the Trust’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The fair values of the cross currency interest rate swaps are dependent upon a number of assumptions including the Euro exchange rate against the Canadian or US dollars, the US dollar exchange rate against the Canadian dollar and the Euro, Canadian and US government benchmark interest rates.

Credit Facility

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. As at September 30, 2020, the Trust had no amounts drawn from the credit facility and $1.0 million in letters of credit issued against the facility.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At September 30, 2020, there were no significant changes in the debt ratios other than the increase in the leverage ratio and indebtedness ratio arising from the debenture issuance completed on June 4, 2020. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, term loans and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at September 30, 2020, Granite was in compliance with all of these covenants.

44    Granite REIT 2020 Third Quarter Report

Credit Ratings

On issuance of the 2027 Debentures, Moody’s Investors Service, Inc. (“Moody’s”) assigned a credit rating of Baa2 with a stable outlook and DBRS assigned a credit rating of BBB with a stable trend to the 2027 Debentures. On March 13, 2020, Moody’s confirmed its credit rating on the 2021 Debentures and the 2023 Debentures of Baa2 with a stable outlook. On April 2, 2020, DBRS confirmed the BBB rating on the 2021 and the 2023 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Unitholders’ Equity

Outstanding Stapled Units

As at November 4, 2020, the Trust had 57,847,189 stapled units issued and outstanding.

As at November 4, 2020, the Trust had 75,797 restricted stapled units (representing the right to receive 75,797 stapled units) and 57,501 performance stapled units (representing the right to receive a maximum of 115,002 stapled units) outstanding under the Trust’s Executive Deferred Stapled Unit Plan. The Executive Deferred Stapled Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

Distributions

On November 4, 2020, the Trust increased its targeted annualized distribution by 3.4% to $3.00 ($0.25 cents per month) per stapled unit from $2.90 per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2020 and payable in mid-January 2021.

Granite REIT’s monthly distribution to unitholders is currently 24.2 cents per stapled unit. For 2020, based on this current monthly rate, Granite expects to make total annual distributions of $2.90 per stapled unit. Monthly distributions declared to stapled unitholders in the three month periods ended September 30, 2020 and 2019 were $42.0 million or 72.6 cents per stapled unit and $34.6 million or 69.9 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the nine month periods ended September 30, 2020 and 2019 were $121.1 million or $2.18 per stapled unit and $101.1 million or $2.10 per stapled unit, respectively.

On October 16, 2020, distributions of $14.0 million or 24.2 cents per stapled unit were declared and will be paid on November 16, 2020.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

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Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net income	$105.2	$114.6	$262.3	$291.6
Cash flows provided by operating activities	66.1	42.8	185.9	133.3
Monthly cash distributions paid and payable	(42.0)	(34.6)	(121.1)	(101.1)
Cash flows from operating activities in excess (shortfall) of distributions paid and payable	$24.1	$8.2	$64.8	$32.2

Monthly distributions for the three and nine month periods ended September 30, 2020 and 2019 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Normal Course Issuer Bid

On May 19, 2020, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 5,344,576 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2020 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2021. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 58,842 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2019 to May 20, 2020.

During the nine month period ended September 30, 2020, Granite repurchased 490,952 stapled units for total consideration of $25.0 million at an average stapled unit cost of $50.95 per unit, significantly below its net asset value. During the nine months ended September 30, 2019, Granite purchased 700 stapled units for consideration of less than $0.1 million, representing an average purchase price of $52.96 per unit.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

46    Granite REIT 2020 Third Quarter Report

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. At September 30, 2020, the Trust’s contractual commitments totaled $65.9 million and comprised of construction and development projects of $54.3 million, and the remaining construction costs of $11.8 million (€7.6 million) associated with the property in Tilburg, Netherlands acquired in July 2020. Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s credit facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 10 and 18 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2020.

NON-IFRS PERFORMANCE MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

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FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

FFO and AFFO Payout Ratios

		Three Months Ended September 30,		Nine Months Ended September 30,
		2020	2019	2020	2019

(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$42.0	$34.6	$121.1	$101.1
FFO		55.5	45.8	165.8	129.6
Add (deduct):
Lease termination and close-out fees		—	—	—	(0.9)
FFO adjusted for the above	[B]	$55.5	$45.8	$165.8	$128.7
AFFO		52.7	44.4	158.8	126.5
Add (deduct):
Lease termination and close-out fees		—	—	—	(0.9)
AFFO adjusted for the above	[C]	$52.7	$44.4	$158.8	$125.6
FFO payout ratio	[A]/[B]	76%	76%	73%	79%
AFFO payout ratio	[A]/[C]	80%	78%	76%	80%

Net operating income — cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS — Net Operating Income”). NOI — cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI — cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income — cash basis

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS — Net Operating Income”). Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

48    Granite REIT 2020 Third Quarter Report

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended September 30, 2020 and December 31, 2019	2020	2019
Net income	$352.9	$382.3
Add (deduct):
Lease termination and close-out fees	—	(0.9)
Interest expense and other financing costs	32.0	29.9
Interest income	(3.5)	(9.6)
Income tax expense	39.8	42.7
Depreciation and amortization	1.0	0.9
Fair value gains on investment properties, net	(180.2)	(245.4)
Fair value (gains) losses on financial instruments	3.7	(1.2)
Loss on sale of investment properties	1.2	3.0
Other expense	2.7	2.7
Adjusted EBITDA	$249.6	$204.4

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Granite REIT 2020 Third Quarter Report    49

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(k) of the audited combined financial statements for the year ended December 31, 2019. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms and leases where the property is a large square-footage and/or architecturally specialized.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2019. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the

50    Granite REIT 2020 Third Quarter Report

anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three and nine month periods ended September 30, 2020. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “Investment Properties” section and note 4 of the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2020 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The accounting policies adopted in the preparation of the accompanying condensed combined financial statements for the three and nine month periods ended September 30, 2020 are consistent with those followed in the preparation of the Trust’s annual combined financial statements for the year ended December 31, 2019.

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Future Accounting Policy Changes

New accounting standards issued but not yet adopted in the condensed combined financial statements for the three and nine month periods ended September 30, 2020 are described below.

Agenda Decision — IFRS 16, Leases

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16, Leases ( the “Decision”) and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. As of September 30, 2020, the Trust completed the impact assessment and determined that there is no material impact from the adoption of this interpretation on its combined financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the third quarter of 2020, there were no changes in the Trust’s internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting. As a result of COVID-19, all of Granite’s employees began working remotely in March 2020 and most employees continue to work remotely. These changes to the working environment did not have a material effect on Granite’s internal controls over financial reporting during the most recent quarter.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2019, and remain substantially unchanged in respect of the three and nine month periods ended September 30, 2020 except for the following addition:

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings; travel restrictions; significant disruptions to business operations, supply chains and customer activity and demand; cancellations, reductions and other changes to services; and quarantines; as well as considerable general concern and uncertainty.

The economic downturn resulting from the COVID-19 pandemic and government measures to contain it may materially adversely impact Granite’s operations and financial performance. Such impacts may include: reductions in tenants’ ability to pay rent in full or at all; reductions in demand for tenants’ products or services; temporary or long-term suspension of development projects; temporary or long-term labour shortages or disruptions; further disruptions to local and global supply chains; increased risks to Granite’s information technology systems and internal control systems as a result of the need to increase remote work arrangements; and continued or further deterioration of worldwide credit and financial markets that could limit Granite’s ability to obtain external financing to fund operations and capital expenditures, or result in losses on Granite’s holdings of cash and investments due to failures of financial institutions and other parties.

52    Granite REIT 2020 Third Quarter Report

Granite has already taken and will continue to take actions to mitigate the effects of COVID-19, while considering the interests of its employees, tenants, suppliers and other stakeholders. Management has implemented appropriate procedures aimed at ensuring Granite is conducting business in a safe and effective manner, including work-from-home protocols for Granite’s employees, and Granite is working diligently with its service providers to remain operational during this pandemic.

Granite remains in active dialogue with tenants, especially those more significantly affected by COVID-19 disruptions and has implemented enhanced monitoring of their operational and financial metrics. Granite also continues to assess and attempts to mitigate the risk of temporary or longer-term labour shortages or interruptions, and disruptions in local and global supply chains, including the potential impact of these on Granite’s ongoing development projects.

Granite’s response to the COVID-19 pandemic is guided by local public health authorities and governments in each of its markets. Granite continues to closely monitor business operations and may take further actions that respond to directives of governments and public health authorities or that are in the best interests of employees, tenants, suppliers or other stakeholders, as necessary. These changes and any additional changes in operations in response to COVID-19 could materially impact the financial results of Granite.

The spread of COVID-19 has caused an economic slowdown and increased volatility in financial markets. Governments and central banks across the globe have responded with monetary and fiscal interventions intended to stabilize economic conditions. However, it is not currently known how these interventions will impact debt and equity markets or the economy generally. Although the ultimate impact of COVID-19 on the global economy and its duration remains uncertain, disruptions caused by COVID-19 may materially adversely affect Granite’s performance. Uncertain economic conditions resulting from the COVID-19 outbreak may, in the long term, materially adversely impact Granite’s tenants and/or the debt and equity markets, either of which could materially adversely affect Granite’s operations and financial performance.

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QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q3’20	Q2’20	Q1’20	Q4’19	Q3’19	Q2’19	Q1’19	Q4’18
Operating highlights(1)(2)
Revenue	$87.9	$81.0	$78.1	$73.6	$68.8	$67.9	$63.4	$59.9
NOI — cash basis(1)	$74.5	$71.0	$67.8	$63.8	$60.3	$58.3	$55.1	$52.9
Fair value gain on investment properties, net	$62.1	$34.5	$36.0	$47.5	$78.2	$69.6	$50.1	$52.9
Net income attributable to stapled unitholders	$105.2	$75.7	$81.3	$90.6	$114.5	$98.7	$78.3	$85.9
Cash provided by operating activities	$66.1	$0.1	$54.6	$50.1	$42.8	$50.1	$40.4	$34.7
FFO(1)	$55.5	$53.5	$56.8	$47.9	$45.8	$43.1	$40.7	$40.9
AFFO(1)(3)	$52.7	$51.3	$55.6	$46.2	$44.4	$42.3	$39.8	$38.6
FFO payout ratio(1)	76%	75%	69%	80%	76%	81%	79%	77%
AFFO payout ratio(1)(3)	80%	78%	70%	83%	78%	83%	81%	81%

Per unit amounts
Diluted FFO(1)	$0.96	$0.97	$1.05	$0.91	$0.93	$0.89	$0.89	$0.90
Diluted AFFO(1)(3)	$0.91	$0.93	$1.03	$0.88	$0.90	$0.88	$0.87	$0.84
Monthly distributions paid	$0.73	$0.73	$0.73	$0.70	$0.70	$0.70	$0.70	$0.68
Special distribution paid	—	—	—	—	—	—	$0.30	—
Diluted weighted average number of units	57.9	54.9	54.1	52.6	49.5	48.3	45.7	45.7

Financial highlights
Investment properties(4)	$5,338.9	$5,097.3	$4,810.0	$4,457.9	$3,938.3	$3,799.1	$3,532.8	$3,425.0
Assets held for sale	—	—	—	—	$48.3	$50.5	$38.7	$44.2
Cash and cash equivalents	$539.7	$617.2	$242.1	$298.7	$455.4	$496.9	$501.0	$658.2
Total debt(5)	$1,814.8	$1,800.5	$1,309.8	$1,250.3	$1,253.2	$1,285.6	$1,261.6	$1,303.2
Total capital expenditures incurred	$2.2	$6.2	$3.4	$1.0	$1.5	$0.6	$3.9	$16.5
Total leasing costs incurred	$1.2	$2.0	—	$0.8	$0.2	$0.4	$0.2	$0.6

Property metrics(4)
Number of income-producing properties	102	94	85	85	80	79	77	80
GLA, square feet	45.4	44.3	40.0	40.0	34.9	34.5	32.8	32.2
Occupancy, by GLA	98.9%	99.1%	99.0%	99.0%	99.7%	98.9%	98.8%	99.1%
Weighted average lease term, years	5.9	6.1	6.3	6.5	6.0	6.0	6.1	6.0

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)

The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties. Explanations for specific changes in the quarterly financial data table above are as follows:

•

Q3’20 — Fair value gains on investment properties of $62.1 million were largely attributable to favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA, Canada and across the United States as well as compression in discount and terminal capitalization rates for certain of the Trust’s modern warehouse properties in Germany and the Netherlands.

•

Q2’20 — Fair value gains on investment properties of $34.5 million were largely attributable to (i) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and (ii) the increase in fair value of the recently developed property in Plainfield, Indiana as a result of executing a full building 10-year lease with a new tenant, marginally offset by an increase in discount rates for certain properties located in Austria due to market conditions and the nature of the tenants and properties in this jurisdiction.

54    Granite REIT 2020 Third Quarter Report

•

Q1’20 — Fair value gains on investment properties of $36.0 million were attributable to various factors including an increase in fair value for the recently acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, partially offset by an increase in discount rates for properties located in Austria and Germany due to market conditions and the nature of the properties across these jurisdictions.

•

Q4’19 — Net income attributable to unitholders, cash provided by operating activities and FFO included a net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization.

•

Q3’19 — Fair value gains on investment properties of $78.2 million were largely attributable to (i) a compression in discount or terminal capitalization rates for certain properties primarily located in Canada and the United States and, to a lesser extent, in Europe, which resulted from the continued market demand for industrial real estate and (ii) the favourable changes in leasing assumptions associated with fair market rent increases for certain properties located in North America.

•

Q2’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included a $0.6 million lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.6 million lease termination and close-out fee as this revenue can be a source of variance between periods.

•

Q1’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $0.3 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.3 million lease termination and close-out fee as this revenue can be a source of variance between periods.

•

Q4’18 — Fair value gains on investment properties of $52.9 million were largely attributable to a compression in discount and terminal capitalization rates for properties located in Canada, the United States and the Netherlands that resulted from a greater market demand for industrial real estate properties and, to a lesser extent, the increase in fair value to the expected sale price for the multi-purpose properties sold in 2019 and the positive changes in leasing assumptions associated with new leases and lease renewals.

(3)

In the current year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances incurred whereas in prior year periods AFFO was calculated by deducting maintenance or improvement capital expenditures, leasing commissions and tenant allowances paid. The AFFO metrics in the comparative periods have been updated to conform to the current year’s presentation. AFFO as well as basic and diluted AFFO per unit for the three months ended September 30, 2019 were previously reported as $44.6 million and $0.90 per unit, respectively. AFFO as well as basic and diluted AFFO per unit for the nine months ended September 30, 2019 were previously reported as $126.2 million and $2.64 per unit, respectively. Both methods of calculation are in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”). AFFO for the three and nine month periods ended September 30, 2020 have been adjusted to exclude leasing commissions incurred on the lease-up of new development properties in accordance with the REALPAC White Paper (see “NON-IFRS PERFORMANCE MEASURES”). Leasing commissions incurred in the three month periods ended September 30, 2020 exclude $0.5 million of leasing commissions incurred on the lease-up of a recently acquired property in Groveport, Ohio. Leasing commissions incurred in the nine month period ended September 30, 2020 exclude $1.9 million of leasing commissions incurred on the lease-up of a recently completed development property in Plainfield, Indiana in the second quarter of 2020.

(4)	Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.
(5)	Total debt includes lease obligations recognized under IFRS 16, Leases.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not

Granite REIT 2020 Third Quarter Report    55

be placed on such statements. There can also be no assurance that: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the anticipated closing of Granite’s acquisition of the 8500 Tatum Road property in Atlanta, Georgia; the potential for expansion and rental growth at the properties in Mississauga, Ontario and Ajax, Ontario and the expected enhancement to the yields of such properties from such potential expansion and rental growth; the expected construction on and development yield of the acquired greenfield site in Houston, Texas; the expected development and construction of an e-commerce and logistics warehouse on recently acquired land in Fort Worth, Texas; the expected construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the completion of construction at the property in Dallas, Texas; and the 0.1 million square foot expansion at the Tilburg, Netherlands property and the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties, including the receipt and timing of a BREEAM sustainability certification in respect of the Tilburg, Netherlands property; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn, on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2019 dated March 4, 2020, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2019 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

56    Granite REIT 2020 Third Quarter Report

Condensed Combined Financial Statements

of Granite Real Estate Investment Trust

and Granite REIT Inc.

For the three and nine months ended September 30, 2020 and 2019

Condensed Combined Balance Sheets

(Canadian dollars in thousands)

(Unaudited)

As at	Note	September 30, 2020	December 31, 2019
ASSETS

Non-current assets:
Investment properties	4	$5,338,887	$4,457,899
Construction funds in escrow	6	8,797	16,767
Deferred tax assets		4,063	4,057
Fixed assets, net		3,029	2,119
Other assets	6	4,671	1,273
		5,359,447	4,482,115

Current assets:
Other receivable	7	—	11,650
Accounts receivable		7,783	7,812
Income taxes receivable		479	315
Prepaid expenses and other		4,939	3,387
Cash and cash equivalents	15(d)	539,677	298,677
Total assets		$5,912,325	$4,803,956

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	8(a)	$1,441,449	$1,186,994
Cross currency interest rate swaps	8(b)	75,484	30,365
Long-term portion of lease obligations	9	33,167	32,426
Deferred tax liabilities		367,464	320,972
		1,917,564	1,570,757

Current liabilities:
Unsecured debt, net	8(a)	249,814	—
Cross currency interest rate swaps	8(b)	17,626	—
Deferred revenue	10	8,016	5,804
Accounts payable and accrued liabilities	10	64,943	50,183
Distributions payable	11	13,999	13,081
Short-term portion of lease obligations	9	827	619
Income taxes payable		17,107	15,402
Total liabilities		2,289,896	1,655,846

Equity:
Stapled unitholders’ equity	12	3,620,343	3,146,143
Non-controlling interests		2,086	1,967
Total equity		3,622,429	3,148,110
Total liabilities and equity		$5,912,325	$4,803,956

Commitments and contingencies (note 18)

See accompanying notes

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Condensed Combined Statements of Net Income

(Canadian dollars in thousands)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2020	2019	2020	2019
Rental revenue	13(a)	$87,900	$68,817	$246,958	$199,292
Lease termination and close-out fees		—	—	—	855
Revenue		87,900	68,817	246,958	200,147
Property operating costs	13(b)	11,417	8,677	31,428	25,711
Net operating income		76,483	60,140	215,530	174,436

General and administrative expenses	13(c)	9,572	6,902	24,285	23,412
Depreciation and amortization		286	243	794	676
Interest income		(535)	(2,288)	(1,810)	(7,892)
Interest expense and other financing costs	13(d)	10,587	7,553	24,995	22,906
Foreign exchange (gains) losses, net		(247)	423	(2,989)	1,189
Fair value gains on investment properties, net	4	(62,045)	(78,226)	(132,586)	(197,876)
Fair value (gains) losses on financial instruments, net	13(e)	(1,048)	(1,946)	4,737	(190)
Loss on sale of investment properties	5	164	652	164	2,035
Income before income taxes		119,749	126,827	297,940	330,176
Income tax expense	14	14,513	12,199	35,650	38,543
Net income		$105,236	$114,628	$262,290	$291,633

Net income attributable to:
Stapled unitholders		$105,199	$114,528	$262,152	$291,451
Non-controlling interests		37	100	138	182
		$105,236	$114,628	$262,290	$291,633

See accompanying notes

Granite REIT 2020 Third Quarter Report    59

Condensed Combined Statements of Comprehensive Income

(Canadian dollars in thousands)

(Unaudited)

			Three Months Ended September 30,		Nine Months Ended September 30,
	Note		2020	2019	2020	2019
Net income			$105,236	$114,628	$262,290	$291,633

Other comprehensive (loss) income:
Foreign currency translation adjustment(1)			(24,631)	(22,824)	139,517	(144,663)
Unrealized (loss) gain on net investment hedges, includes income taxes of nil(1)	8	(b)	(15,930)	31,382	(60,276)	82,666
Total other comprehensive (loss) income			(40,561)	8,558	79,241	(61,997)
Comprehensive income			$64,675	$123,186	$341,531	$229,636
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.
Comprehensive income attributable to:

Stapled unitholders			$64,641	$123,141	$341,376	$229,559
Non-controlling interests			34	45	155	77
			$64,675	$123,186	$341,531	$229,636

See accompanying notes

60    Granite REIT 2020 Third Quarter Report

Condensed Combined Statements of Unitholders’ Equity

(Canadian dollars in thousands)

(Unaudited)

Nine Months Ended September 30, 2020
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2020	54,052	$2,608,050	$54,654	$367,249	$116,190	$3,146,143	$1,967	$3,148,110
Net income	—	—	—	262,152	—	262,152	138	262,290
Other comprehensive income	—	—	—	—	79,224	79,224	17	79,241
Stapled unit offering, net of issuance costs (note 12(c))	4,255	276,918	—	—	—	276,918	—	276,918
Distributions (note 11)	—	—	—	(121,054)	—	(121,054)	(130)	(121,184)
Contributions from non-controlling interests	—	—	—	—	—	—	94	94
Units issued under the stapled unit plan (note 12(a))	31	1,977	—	—	—	1,977	—	1,977
Units repurchased for cancellation (note 12(b))	(491)	(23,689)	(1,328)	—	—	(25,017)	—	(25,017)
As at September 30, 2020	57,847	$2,863,256	$53,326	$508,347	$195,414	$3,620,343	$2,086	$3,622,429

Nine Months Ended September 30, 2019
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2019	45,685	$2,063,778	$95,787	$124,501	$211,452	$2,495,518	$1,467	$2,496,985
Net income	—	—	—	291,451	—	291,451	182	291,633
Other comprehensive loss	—	—	—	—	(61,892)	(61,892)	(105)	(61,997)
Stapled unit offering, net of issuance costs (note 12(c))	3,749	220,378	—	—	—	220,378	—	220,378
Distributions (note 11)	—	—	—	(101,062)	—	(101,062)	(150)	(101,212)
Special distribution paid in units and immediately consolidated (note 11)	—	41,128	(41,128)	—	—	—	—	—
Units issued under the stapled unit plan (note 12(a))	20	1,207	—	—	—	1,207	—	1,207
Units repurchased for cancellation (note 12(b))	(1)	(35)	(5)	—	—	(40)	—	(40)
As at September 30, 2019	49,453	$2,326,456	$54,654	$314,890	$149,560	$2,845,560	$1,394	$2,846,954

See accompanying notes

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Condensed Combined Statements of Cash Flows

(Canadian dollars in thousands)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2020	2019	2020	2019
OPERATING ACTIVITIES

Net income		$105,236	$114,628	$262,290	$291,633
Items not involving operating cash flows	15(a)	(48,497)	(66,750)	(91,827)	(156,014)
Leasing commissions paid		(2,535)	(598)	(2,535)	(822)
Tenant allowances paid		(349)	—	(590)	(204)
Current income tax expense	14(a)	2,159	1,776	5,535	5,373
Income taxes paid		(4,789)	(2,014)	(4,766)	(5,697)
Interest expense		10,094	7,217	23,678	21,819
Interest paid		(5,597)	(6,174)	(17,901)	(20,261)
Changes in working capital balances	15(b)	10,388	(5,289)	12,016	(2,497)
Cash provided by operating activities		66,110	42,796	185,900	133,330

INVESTING ACTIVITIES

Investment properties:
Property acquisitions	3	(114,713)	(51,570)	(565,346)	(469,254)
Working capital acquired on acquisitions		(7,252)	—	(7,252)	—
Proceeds from disposals, net	4, 5	35,468	12,610	35,468	38,238
Capital expenditures
— Maintenance or improvements		(1,431)	(847)	(4,749)	(2,632)
— Developments or expansions		(7,830)	(7,203)	(33,433)	(11,884)
— Costs to complete acquired property	4	(2,012)	—	(8,603)	—
Construction funds in escrow	6	2,012	—	8,603	—
Mortgage receivable proceeds	5	—	—	—	16,845
Acquisition deposits		—	(1,325)	—	(1,325)
Fixed asset additions		(314)	(44)	(1,048)	(132)
Cash used in investing activities		(96,072)	(48,379)	(576,360)	(430,144)

FINANCING ACTIVITIES

Monthly distributions paid		(41,994)	(34,564)	(120,134)	(100,187)
Special distribution paid	11	—	—	—	(13,710)
Proceeds from unsecured debentures, net of financing costs	8(a)	(999)	—	496,895	—
Repayment of lease obligations	9	(198)	(656)	(642)	(1,508)
Financing costs paid		—	—	(30)	(25)
Distributions to non-controlling interests		—	—	(130)	(150)
Proceeds from stapled unit offerings, net of issuance costs	12(c)	(593)	—	276,918	220,378
Repurchase of stapled units	12(b)	—	(3)	(25,017)	(40)
Cash (used in) provided by financing activities		(43,784)	(35,223)	627,860	104,758
Effect of exchange rate changes on cash and cash equivalents		(3,825)	(642)	3,600	(10,776)
Net (decrease) increase in cash and cash equivalents during the period		(77,571)	(41,448)	241,000	(202,832)
Cash and cash equivalents, beginning of period		617,248	496,862	298,677	658,246
Cash and cash equivalents, end of period		$539,677	$455,414	$539,677	$455,414

See accompanying notes

62    Granite REIT 2020 Third Quarter Report

Notes to Condensed Combined Financial Statements

(All amounts in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust (“Granite REIT”) and one common share of Granite REIT Inc. (“Granite GP”). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and as subsequently amended on January 3, 2013 and December 20, 2017. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together “Granite” or the “Trust”) are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on November 4, 2020.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Statement of Compliance

The condensed combined financial statements for the three and nine month periods ended September 30, 2020 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Trust’s annual financial statements as at and for the year ended December 31, 2019.

(b)	Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists

Granite REIT 2020 Third Quarter Report    63

when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)	Accounting Policies

The condensed combined financial statements have been prepared using the same accounting policies as were used for the Trust’s annual combined financial statements and the notes thereto for the year ended December 31, 2019.

(d)	Future Accounting Policy Changes

As at September 30, 2020, there are no new accounting standards issued but not yet applicable to the condensed combined financial statements except for the following:

Agenda Decision — IFRS 16, Leases

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16, Leases (the “Decision”) and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. As of September 30, 2020, the Trust completed the impact assessment and determined that there is no material impact from the adoption of this interpretation on its combined financial statements.

(e)	COVID-19 Pandemic

During the nine month period ended September 30, 2020, the coronavirus disease (“COVID-19”) pandemic has resulted in governments across Granite’s operating markets enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity and capital markets have also experienced significant volatility and weakness during this time. Governments across the globe have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Granite is continuing to monitor the impact of the COVID-19 pandemic on its business, liquidity and results of operations.

During the three and nine month periods ended September 30, 2020, there has not been any significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Granite has received 100% of rents due in the third quarter of 2020 and 99.9% of October rents. Granite has not recognized any provisions for uncollected rent at this time as it expects any outstanding rent to be received. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the nine month period ended September 30, 2020 and Granite does not expect, at this time, that COVID-19 will have a significant impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the three and nine month periods ended September 30, 2020.

Granite continues to review its future cash flow projections and the valuation of its investment properties in light of the COVID-19 pandemic. The carrying value of Granite’s investment properties reflects its best estimate for the highest and best use as at September 30, 2020 (note 4). The duration of the COVID-19 pandemic, and the potential for further waves of new infections in the markets where Granite operates that could lead to the reinstatement of emergency measures, cannot be predicted. As such, the length and full scope of the economic

64    Granite REIT 2020 Third Quarter Report

impact of COVID-19 and other consequential changes it will have on Granite’s business and operations in the long-term cannot be forecasted with certainty at this time. Certain aspects of Granite’s business and operations that could potentially be impacted include rental income, occupancy, capital expenditures, future demand for space and market rents, all of which ultimately impact the underlying valuation of investment properties.

3. ACQUISITIONS

During the nine month periods ended September 30, 2020 and 2019, property acquisitions consisted of the following:

Acquisitions During The Nine Months Ended September 30, 2020

Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost
Property under development:
Aquamarijnweg 2(1)	Bleiswijk, Netherlands	March 13, 2020	$35,632	$145	$35,777
Income-producing properties:
Oude Graaf 15	Weert, Netherlands	May 1, 2020	31,910	297	32,207
De Kroonstraat 1	Tilburg, Netherlands	July 1, 2020	71,716	646	72,362
Francis Baconstraat 4	Ede, Netherlands	July 1, 2020	21,403	243	21,646
8995 Airport Road	Brampton, ON	September 1, 2020	22,173	452	22,625
555 Beck Crescent	Ajax, ON	September 30, 2020	15,350	335	15,685

Memphis portfolio (three properties):
4460 E. Holmes Road, 4995 Citation Drive and 8650 Commerce Drive	Memphis, TN, and Southaven, MS	June 18, 2020	111,590	491	112,081

Midwest portfolio (five properties):
6201 Green Pointe Drive South, 8779 Le Saint Drive, 8754 Trade Port Drive and 445 Airtech Parkway	Groveport, OH, Hamilton, OH, West Chester, OH, and Indianapolis, IN	June 18, 2020	177,647	785	178,432
5415 Centerpoint Parkway	Obetz, OH	July 8, 2020	45,092	252	45,344

Mississauga portfolio (four properties):
5600, 5610, 5620 and 5630 Timberlea Boulevard	Mississauga, ON	September 28, 2020	19,450	473	19,923

Development land:
5005 Parker Henderson Road	Fort Worth, TX	June 8, 2020	8,932	332	9,264
			$560,895	$4,451	$565,346

(1)

The development in Bleiswijk, Netherlands was completed during September 2020 and subsequently transferred to income-producing properties. The property purchase price includes a tenant allowance of $6.8 million (€4.4 million) paid in September 2020 associated with the acquisition.

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Acquisitions During The Nine Months Ended September 30, 2019

Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost
Income-producing properties:
201 Sunridge Boulevard	Wilmer, TX	March 1, 2019	$58,087	$223	$58,310
3501 North Lancaster Hutchins Road	Lancaster, TX	March 1, 2019	106,120	222	106,342
2020 & 2095 Logistics Drive(1)	Mississauga, ON	April 9, 2019	174,106	487	174,593
1901 Beggrow Street	Columbus, OH	May 23, 2019	71,607	267	71,874
Heirweg 3	Born, Netherlands	July 8, 2019	25,704	1,627	27,331
1222 Commerce Parkway	Horn Lake, MS	August 1, 2019	24,492	116	24,608

Development land:
8320 Stedman Street	Houston, TX	July 1, 2019	33,361	295	33,656
			$493,477	$3,237	$496,714

(1)	Includes right-of-use asset related to ground lease of $20.5 million.

During the nine month period ended September 30, 2020, the transaction costs of $4.5 million (2019 — $3.2 million), which included land transfer taxes and legal and advisory costs were first capitalized to the cost of the respective property and then subsequently expensed to net fair value gains on investment properties on the condensed combined statements of net income as a result of measuring the properties at fair value.

4. INVESTMENT PROPERTIES

As at	September 30, 2020	December 31, 2019
Income-producing properties	$5,270,271	$4,377,623
Properties under development	29,518	51,310
Land held for development	39,098	28,966
	$5,338,887	$4,457,899

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Changes in investment properties are shown in the following table:

	Nine Months Ended September 30, 2020			Year Ended December 31, 2019
	Income- producing properties	Properties under development	Land held for development	Income- producing properties	Properties under development	Land held for development
Balance, beginning of period	$4,377,623	$51,310	$28,966	$3,415,786	$17,009	$3,984
Maintenance or improvements	3,161	—	—	3,272	—	—
Leasing commissions	2,535	—	—	1,079	—	—
Tenant allowances	644	—	—	515	—	—
Developments or expansions	58	36,427	270	3,641	27,250	—
Acquisitions (note 3)	520,305	35,777	9,264	951,065	8,932	24,939
Costs to complete acquired property (note 6)	8,603	—	—	—	—	—
Disposals (note 5)	(23,500)	—	—	—	—	—
Transfer to income-producing properties	97,733	(97,733)	—	—	—	—
Classified as assets held for sale (note 5)	—	—	—	(61,120)	—	—
Amortization of straight-line rent	6,262	—	—	5,074	—	—
Amortization of tenant allowances	(3,963)	—	—	(5,122)	—	—
Other changes	(89)	—	—	189	—	—
Fair value gains (losses), net	133,063	(145)	(332)	243,351	(135)	557
Foreign currency translation, net	147,836	3,882	930	(180,107)	(1,746)	(514)
Balance, end of period	$5,270,271	$29,518	$39,098	$4,377,623	$51,310	$28,966

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Refer to note 2(e) for a discussion of the impact of the COVID-19 pandemic on the Trust’s business and operations, including the valuation of investment properties.

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Included in investment properties is $25.5 million (December 31, 2019 — $18.9 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 18).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases as at September 30, 2020 are as follows:

Year ended September 30,
2021	$309,280
2022	304,458
2023	276,380
2024	208,062
2025	172,342
2026 and thereafter	840,113
$2,110,635

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	September 30, 2020			December 31, 2019
	Weighted average(1)	Maximum	Minimum	Weighted average(1)	Maximum	Minimum
Canada
Discount rate	5.74%	6.25%	5.25%	5.90%	8.75%	5.25%
Terminal capitalization rate	5.27%	5.75%	5.00%	5.55%	8.00%	5.00%

United States
Discount rate	6.36%	9.50%	5.00%	6.41%	9.50%	5.00%
Terminal capitalization rate	5.82%	8.75%	4.75%	6.23%	8.75%	5.25%

Germany
Discount rate	7.01%	9.00%	5.50%	6.83%	8.25%	5.70%
Terminal capitalization rate	5.94%	8.00%	4.50%	6.31%	8.75%	5.00%

Austria
Discount rate	8.50%	10.50%	8.00%	7.96%	10.00%	7.00%
Terminal capitalization rate	7.29%	9.75%	6.75%	7.34%	9.75%	6.75%

Netherlands
Discount rate	5.15%	6.75%	4.00%	5.24%	6.00%	4.70%
Terminal capitalization rate	5.41%	7.55%	3.75%	6.14%	7.55%	5.60%

Other
Discount rate	7.49%	9.50%	6.75%	8.25%	10.00%	7.25%
Terminal capitalization rate	6.91%	10.00%	5.75%	8.20%	9.75%	6.25%

Total
Discount rate	6.54%	10.50%	4.00%	6.60%	10.00%	4.70%
Terminal capitalization rate	5.93%	10.00%	3.75%	6.32%	9.75%	5.00%

(1)	Weighted based on income-producing property fair value.

68    Granite REIT 2020 Third Quarter Report

5. ASSETS HELD FOR SALE AND DISPOSITIONS

During the nine month period ended September 30, 2020, Granite disposed of two properties located in Canada. The disposed properties consist of the following:

Property	Location	Date disposed	Sale price
201 Patillo Road	Tecumseh, ON	September 14, 2020	$17,000
2032 First Street Louth	St. Catharines, ON	September 14, 2020	6,500
			$23,500

During the three and nine month periods ended September 30, 2020, Granite incurred $0.6 million (2019 — $0.7 million) and $0.6 million (2019 — $2.0 million), respectively, of broker commissions and legal and advisory costs associated with the disposal or planned disposal of the assets held for sale which are included in the loss on sale of investment properties on the condensed combined statements of net income. In connection with the disposal of a property in South Carolina in September 2018, on July 22, 2020, Granite settled the associated obligation in cash. Upon receipt of the proceeds receivable (note 10) a resulting gain of $0.4 million was realized which is included in loss on sale of investment properties on the condensed combined statements of net income.

During the nine month period ended September 30, 2019, Granite disposed of seven properties located in Canada and the United States for gross proceeds totaling $56.9 million. The gross proceeds associated with four properties disposed of included a vendor take-back mortgage of $16.8 million (US$12.7 million) which was repaid on June 18, 2019.

At September 30, 2020 and December 31, 2019, there were no investment properties classified as assets held for sale.

6. NON-CURRENT ASSETS

Construction Funds In Escrow

On November 19, 2019, Granite acquired a developed property located at 1301 Chalk Hill Road, Dallas, Texas which had outstanding construction work. Consequently, $20.5 million (US$15.5 million) of the purchase price was placed in escrow to pay for the remaining construction costs. The funds are released from escrow as the construction is completed. As at September 30, 2020, $8.8 million (US$6.6 million) remained in escrow (December 31, 2019 — $16.8 million (US$12.9 million)). As construction is completed, the construction costs are capitalized to the cost of the investment property. During the nine month period ended September 30, 2020, $8.6 million (US$6.3 million) was released from escrow and capitalized to the property (note 4).

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Other Assets

As at	September 30, 2020	December 31, 2019
Deferred financing costs associated with the revolving credit facility	$677	$885
Long-term receivables	374	388
2027 Cross Currency Interest Rate Swap (note 8(b))	3,620	—
	$4,671	$1,273

7. CURRENT ASSETS

Other Receivable

On July 22, 2020, the full amount of the proceeds receivable of $12.1 million (US$9.0 million) associated with the disposal of a property in South Carolina in September 2018 was received. The estimated sale price for the property in 2018 was determined using an income approach that assumed a forecast consumer price index inflation factor at the date of disposition. Accordingly, the proceeds receivable was subject to change and was dependent upon the actual consumer price index inflation factor as at December 31, 2019. As at December 31, 2019, the proceeds receivable was $11.7 million (US$9.0 million).

8. UNSECURED DEBT AND CROSS CURRENCY INTEREST RATE SWAPS

(a)	Unsecured Debentures and Term Loans, Net

As at		September 30, 2020		December 31, 2019
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2021 Debentures	July 5, 2021	$249,814	$250,000	$249,646	$250,000
2023 Debentures	November 30, 2023	398,986	400,000	398,746	400,000
2027 Debentures	June 4, 2027	497,025	500,000	—	—
2024 Term Loan	December 19, 2024	245,930	246,494	239,153	239,816
2026 Term Loan	December 11, 2026	299,508	300,000	299,449	300,000
		$1,691,263	$1,696,494	$1,186,994	$1,189,816

(1)

The amounts outstanding are net of deferred financing costs and, in the case of the term loans, debt modification losses. The deferred financing costs and debt modification losses are amortized using the effective interest method and are recorded in interest expense.

As at	September 30, 2020	December 31, 2019
Unsecured Debentures and Term Loans, Net
Non-current	$1,441,449	$1,186,994
Current	249,814	—
	$1,691,263	$1,186,994

On June 4, 2020, Granite REIT Holdings Limited Partnership (“Granite LP”), a wholly-owned subsidiary of Granite, issued at par $500.0 million aggregate principal amount of 3.062% Series 4

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senior debentures due June 4, 2027 (the “2027 Debentures”). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. Deferred financing costs of $3.1 million were incurred in connection with the issuance of the 2027 Debentures and are recorded as a reduction against the principal owing.

The 2027 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2027 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2027 Debenture, a price equal to which, if the 2027 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 65.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of June 4, 2027. Granite also has the option to redeem the 2027 Debentures at par plus any accrued and unpaid interest within 30 days of the maturity date of June 4, 2027.

(b)	Cross Currency Interest Rate Swaps

As at	September 30, 2020	December 31, 2019
Financial asset at fair value
2027 Cross Currency Interest Rate Swap (note 6)	$3,620	$—
Financial liabilities at fair value
2021 Cross Currency Interest Rate Swap	$17,626	$3,630
2023 Cross Currency Interest Rate Swap	35,629	24,298
2024 Cross Currency Interest Rate Swap	14,755	1,202
2026 Cross Currency Interest Rate Swap	25,100	1,235
	$93,110	$30,365

As at	September 30, 2020	December 31, 2019
Financial liabilities at fair value
Non-current	$75,484	$30,365
Current	17,626	—
	$93,110	$30,365

On July 3, 2014, the Trust entered into a cross currency interest rate swap (the “2021 Cross Currency Interest Rate Swap”) to exchange the 3.788% semi-annual interest payments from the debentures that mature in 2021 (the “2021 Debentures”) for Euro denominated payments at a 2.68% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021.

On December 20, 2016, the Trust entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% semi-annual interest payments from the debentures that mature in 2023 (the “2023 Debentures”) for Euro denominated payments at a 2.43% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023.

On September 24, 2019, in conjunction with a refinancing, the Trust entered into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”) to exchange the

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LIBOR plus margin monthly interest payments from the term loan that matures in 2024 (the “2024 Term Loan”) for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the 2024 Cross Currency Interest Rate Swap, Granite will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024.

On November 27, 2019, also in conjunction with a refinancing, the Trust entered into a new cross currency interest rate swap (the “2026 Cross Currency Interest Rate Swap”) to exchange the CDOR plus margin monthly interest payments from the term loan that matures in 2026 (the “2026 Term Loan”) for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026.

On June 4, 2020, the Trust entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027.

The cross currency interest rate swaps are designated as net investment hedges of the Trust’s investments in foreign operations. The effectiveness of the hedges are assessed quarterly. Gains and losses associated with the effective portion of the hedges are recognized in other comprehensive income. For the three and nine month periods ended September 30, 2020, the Trust has assessed the net investment hedge associated with each cross currency interest rate swap, except for a portion of the 2024 Cross Currency Interest Rate Swap, to be effective. With the refinancing of the 2024 Term Loan in 2019, the Trust has assessed only the foreign exchange movements associated with the fair value change of the 2024 Cross Currency Interest Rate Swap to be effective. Accordingly, the change in fair value relating to foreign exchange movements on the 2024 Cross Currency Interest Rate Swap and the fair value gains or losses on all other cross currency interest rate swaps are recorded in other comprehensive income. For the three and nine month periods ended September 30, 2020, since there is no effective hedge for the interest and other movements associated with the fair value change of the 2024 Cross Currency Interest Rate Swap, a fair value gain of $1.4 million and a fair value loss of $5.7 million is recognized in fair value losses on financial instruments, net (note 13(e)), respectively, in the condensed combined statements of net income.

The Trust has elected to record the differences resulting from the lower interest rates associated with the cross currency interest rate swaps in the condensed combined statements of net income.

9. LEASE OBLIGATIONS

As at September 30, 2020, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations. During the nine month period ended September 30, 2020, Granite recorded an additional right-of-use asset and related lease obligation of $0.6 million for office space in the United States.

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Future minimum lease payments relating to the right-of-use assets as at September 30, 2020 in aggregate for the next five years and thereafter are as follows:

Remainder of 2020	$149
2021	862
2022	559
2023	275
2024	264
2025 and thereafter	31,885
$33,994

During the three and nine month periods ended September 30, 2020, the Trust recognized $0.4 million (2019 — $0.4 million) and $1.2 million (2019 — $0.9 million) of interest expense, respectively, related to lease obligations (note 13(d)).

10. CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Bank Indebtedness

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. As at September 30, 2020, the Trust had no amounts drawn (December 31, 2019 — nil) from the credit facility and $1.0 million (December 31, 2019 — $1.0 million) in letters of credit issued against the facility.

Accounts Payable and Accrued Liabilities

As at	September 30, 2020	December 31, 2019
Accounts payable	$9,653	$6,840
Tenant security deposits	4,768	3,978
Employee unit-based compensation	6,241	5,586
Trustee/director unit-based compensation	4,786	3,301
Accrued salaries, incentives and benefits	4,374	5,416
Accrued interest payable	12,832	6,507
Accrued construction payable	7,223	5,933
Accrued professional fees	2,797	3,822
Accrued property operating costs	11,579	6,376
Accrual associated with a property disposal (note 7)	—	1,944
Other accrued liabilities	690	480
	$64,943	$50,183

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In connection with the disposal of a property in South Carolina in September 2018, Granite retained an obligation to make certain repairs to the building. Accordingly, a liability was recorded at the time the property was disposed of, as determined using a third-party report. On July 22, 2020 in conjunction with the receipt of the proceeds receivable for this property disposal (note 7) Granite settled the obligation in cash.

11. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended September 30, 2020 were $42.0 million (2019 — $34.6 million) or 72.6 cents per stapled unit (2019 — 69.9 cents per stapled unit). Total distributions declared to stapled unitholders in the nine month period ended September 30, 2020 were $121.1 million (2019 — $101.1 million) or $2.18 per stapled unit (2019 — $2.10 per stapled unit). Distributions payable at September 30, 2020 of $14.0 million, representing the September 2020 distribution, were paid on October 15, 2020. Distributions payable at December 31, 2019 of $13.1 million were paid on January 15, 2020 and represented the December 2019 monthly distributions.

On October 16, 2020, distributions of $14.0 million or 24.2 cents per stapled unit were declared and will be paid on November 16, 2020.

Granite paid a special distribution on January 15, 2019 of $1.20 per stapled unit, which comprised of 30.0 cents per unit payable in cash of $13.7 million and 90.0 cents per unit payable by the issuance of stapled units. Immediately following the issuance of the stapled units, the stapled units were consolidated such that each unitholder held the same number of stapled units after the consolidation as each unitholder held prior to the special distribution. In January 2019, upon the issuance of the stapled units, the stapled units account increased and contributed surplus decreased by $41.1 million, respectively.

12. STAPLED UNITHOLDERS’ EQUITY

(a)	Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at September 30, 2020 and December 31, 2019, there were no options outstanding under this plan.

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Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. A reconciliation of the changes in the notional deferred share units (“DSUs”) outstanding is presented below:

	2020		2019
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	50	$48.01	44	$46.01
Granted	13	66.73	13	55.02
Settled	—	—	(11)	51.57
DSUs outstanding, September 30	63	$51.87	46	$47.19

Executive Deferred Stapled Unit Plan

The Executive Deferred Stapled Unit Plan (the “Restricted Stapled Unit Plan”) of the Trust provides for the issuance of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) and is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the “Participants”). A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

	2020		2019
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RSUs and PSUs outstanding, January 1	145	$55.93	117	$50.34
New grants(1)	53	66.61	84	61.83
Forfeited	(1)	67.66	(1)	47.06
Settled in cash	(33)	55.70	(35)	52.91
Settled in stapled units	(31)	55.70	(20)	52.91
RSUs and PSUs outstanding, September 30(1)	133	$60.18	145	$56.83

(1)

New grants include 20,816 RSUs and 26,546 PSUs granted during the nine month period ended September 30, 2020 (2019 — 54,145 RSUs and 24,587 PSUs). Total restricted stapled units outstanding at September 30, 2020 include a total of 75,569 RSUs and 57,332 PSUs granted (2019 — 116,038 RSUs and 28,784 PSUs).

The fair value of the outstanding RSUs was $3.6 million at September 30, 2020 and is based on the market price of the Trust’s stapled unit. The fair value is adjusted for changes in the market price of the Trust’s stapled unit and recorded as a liability in the employee unit-based compensation payables (note 10).

The fair value of the outstanding PSUs was $2.6 million at September 30, 2020 and is recorded as a liability in the employee unit-based compensation payables (note 10). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a

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market adjustment factor based on the total unitholder return of the Trust’s stapled units relative to the S&P/TSX Capped REIT Index.

Grant Date	January 1, 2020, January 1, August 12, September 24, 2019 and November 16, 2018
PSUs granted	54,863
Term to expiry	2.2 years
Average volatility rate	41.0%
Weighted average risk free interest rate	0.2%

The Trust’s unit-based compensation expense recognized in general and administrative expenses was:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
DSPs for trustees/directors(1)	$855	$386	$1,485	$1,269
Restricted Stapled Unit Plan for executives and employees	2,394	1,276	4,768	4,062
Unit-based compensation expense	$3,249	$1,662	$6,253	$5,331
Fair value remeasurement expense included in the above:
● DSPs for trustees/directors	$522	$131	$638	$459
● Restricted Stapled Unit Plan for executives and employees	886	306	1,145	1,011
Total fair value remeasurement expense	$1,408	$437	$1,783	$1,470

(1)	In respect of fees mandated and elected to be taken as DSUs.

(b)	Normal Course Issuer Bid

On May 19, 2020, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 5,344,576 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2020 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2021. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 58,842 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2019 to May 20, 2020.

During the nine month period ended September 30, 2020, Granite repurchased 490,952 stapled units (2019 — 700 stapled units) at an average stapled unit cost of $50.95 for total consideration of $25.0 million (2019 — less than $0.1 million). The difference between the repurchase price and the average cost of the stapled units of $1.3 million (2019 — less than $0.1 million) was recorded to contributed surplus.

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(c)	Stapled Unit Offerings

On June 2, 2020, Granite completed an offering of 4,255,000 stapled units at a price of $68.00 per unit for gross proceeds of $289.3 million, including 555,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $12.4 million and were recorded as a reduction to stapled unitholders’ equity. The net proceeds received by Granite after deducting the total costs related to the offering were $276.9 million.

On April 30, 2019, Granite completed an offering of 3,749,000 stapled units at a price of $61.50 per unit for gross proceeds of $230.6 million, including 489,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $10.2 million and were recorded as a reduction to stapled unitholders’ equity. The net proceeds received by Granite after deducting the total costs related to the offering were $220.4 million.

(d)	Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at September 30,	2020	2019
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$292,320	$183,019
Fair value losses on derivatives designated as net investment hedges	(96,906)	(33,459)
	$195,414	$149,560

(1)	Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

13. RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a)	Rental revenue consists of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Base rent	$75,086	$60,850	$214,769	$176,201
Straight-line rent amortization	3,337	1,061	6,262	3,749
Tenant incentive amortization	(1,377)	(1,261)	(3,963)	(3,857)
Property tax recoveries	7,728	5,668	20,229	15,833
Property insurance recoveries	742	538	1,941	1,594
Operating cost recoveries	2,384	1,961	7,720	5,772
	$87,900	$68,817	$246,958	$199,292

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(b)	Property operating costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Non-recoverable from tenants:
Property taxes and utilities	$253	$232	$723	$987
Legal	32	66	107	210
Consulting	29	38	29	74
Environmental and appraisals	22	—	259	370
Repairs and maintenance	210	165	538	572
Other	170	142	493	497
	$716	$643	$2,149	$2,710
Recoverable from tenants:
Property taxes and utilities	$8,012	$6,075	$21,881	$16,927
Property insurance	781	589	2,177	1,743
Repairs and maintenance	1,122	826	2,591	2,005
Property management fees	734	507	1,964	1,420
Other	52	37	666	906
	$10,701	$8,034	$29,279	$23,001
Property operating costs	$11,417	$8,677	$31,428	$25,711

(c)	General and administrative expenses consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Salaries, incentives and benefits	$4,061	$2,801	$11,105	$10,184
Audit, legal and consulting	801	998	2,591	3,475
Trustee/director fees including distributions, revaluations and expenses(1)	895	475	1,635	1,534
RSU and PSU compensation expense including distributions and revaluations(1)	2,394	1,276	4,768	4,062
Other public entity costs	510	397	1,446	1,587
Office rents including property taxes and common area maintenance costs	111	99	309	280
Capital tax	290	120	630	242
Information technology costs	289	238	785	716
Other	221	498	1,016	1,332
	$9,572	$6,902	$24,285	$23,412

(1)	For fair value remeasurement expense amounts see note 12(a).

During the three and nine month periods ended September 30, 2020, Granite incurred less than $0.1 million and $0.1 million of expenses relating to COVID-19, respectively.

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(d)	Interest expense and other financing costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Interest and amortized issuance costs and modification losses relating to debentures and term loans	$9,798	$6,671	$22,677	$20,472
Amortization of deferred financing costs and other interest expense and charges	561	564	1,680	1,599
Interest expense related to lease obligations (note 9)	402	392	1,195	909
	$10,761	$7,627	$25,552	$22,980
Less: Capitalized interest	(174)	(74)	(557)	(74)
	$10,587	$7,553	$24,995	$22,906

(e)	Fair value (gains) losses on financial instruments, net, consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Foreign exchange forward contracts, net (note 16(a))	$215	$(1,866)	$226	$(110)
Foreign exchange collar contracts, net (note 16(a))	185	—	(1,192)	—
Cross currency interest rate swap (note 8(b))	(1,448)	(80)	5,703	(80)
	$(1,048)	$(1,946)	$4,737	$(190)

For the three and nine month periods ended September 30, 2020, the Trust recorded a fair value gain of $1.4 million and a fair value loss of $5.7 million, respectively, related to the fair value change of the 2024 Cross Currency Interest Rate Swap associated with interest and other movements which has not been designated in a hedging relationship and is therefore recognized in the condensed combined statements of net income (note 8(b)).

14. INCOME TAXES

(a)	The major components of the income tax expense are:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Current income tax expense	$2,159	$1,776	$5,535	$5,373
Deferred income tax expense	12,354	10,423	30,115	33,170
Income tax expense	$14,513	$12,199	$35,650	$38,543

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(b)    The effective income tax rate reported in the condensed combined statements of net income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Income before income taxes	$119,749	$126,827	$297,940	$330,176
Expected income taxes at the Canadian statutory tax rate of 26.5% (2019 — 26.5%)	$31,733	$33,609	$78,954	$87,496
Income distributed and taxable to unitholders	(14,937)	(18,623)	(40,251)	(43,172)
Net foreign rate differentials	(2,887)	(2,163)	(6,336)	(6,227)
Net change in provisions for uncertain tax positions	443	430	466	1,238
Net permanent differences	(21)	(813)	(70)	(643)
Withholding taxes and other	182	(241)	2,887	(149)
Income tax expense	$14,513	$12,199	$35,650	$38,543

15. DETAILS OF CASH FLOWS

(a)	Items not involving operating cash flows are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Straight-line rent amortization	$(3,337)	$(1,061)	$(6,262)	$(3,749)
Tenant incentive amortization	1,377	1,261	3,963	3,857
Unit-based compensation expense (note 12(a))	3,249	1,662	6,253	5,331
Fair value gains on investment properties	(62,045)	(78,226)	(132,586)	(197,876)
Depreciation and amortization	286	243	794	676
Fair value losses on financial instruments, net (note 13(e))	(1,048)	(1,946)	4,737	(190)
Loss on sale of investment properties	164	652	164	2,035
Amortization of issuance costs and modification losses relating to debentures and term loans	303	218	714	651
Amortization of deferred financing costs	78	78	234	234
Deferred income taxes (note 14(a))	12,354	10,423	30,115	33,170
Other	122	(54)	47	(153)
	$(48,497)	$(66,750)	$(91,827)	$(156,014)

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(b)	Changes in working capital balances are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Accounts receivable	$7,011	$(1,767)	$8,395	$(1,544)
Prepaid expenses and other	725	(2,227)	676	(1,842)
Accounts payable and accrued liabilities	1,941	174	829	(672)
Deferred revenue	711	(1,519)	2,116	1,516
Restricted cash	—	50	—	45
	$10,388	$(5,289)	$12,016	$(2,497)

(c)	Non-cash investing and financing activities

During the nine month period ended September 30, 2020, 31 thousand stapled units (2019 — 20 thousand stapled units) with a value of $2.0 million (2019 — $1.2 million) were issued under the Restricted Stapled Unit Plan (note 12(a)) and are not recorded in the condensed combined statements of cash flows. In addition, the condensed combined statement of cash flows for the nine month period ended September 30, 2019 does not include the right-of-use asset and lease obligation of $20.5 million, associated with the acquisition of the leasehold interest in two Canadian properties (note 3) and the issuance and consolidation of stapled units associated with the special distribution in the amount of $41.1 million (note 11).

(d)	Cash and cash equivalents consist of:

As at	September 30, 2020	December 31, 2019
Cash	$464,469	$248,499
Short-term deposits	75,208	50,178
	$539,677	$298,677

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16. FAIR VALUE AND RISK MANAGEMENT

(a)	Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at September 30, 2020 and December 31, 2019:

As at	September 30, 2020			December 31, 2019
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Construction funds in escrow	$8,797		$8,797	$16,767		$16,767
Other assets	374	(1)	374	388	(1)	388
Other assets	3,620	(2)	3,620	—		—
Other receivable	—		—	11,650		11,650
Accounts receivable	7,783		7,783	7,812		7,812
Prepaid expenses and other	1,192	(3)	1,192	120	(3)	120
Cash and cash equivalents	539,677		539,677	298,677		298,677
	$561,443		$561,443	$335,414		$335,414
Financial liabilities
Unsecured debentures, net	$1,145,825	(4)	$1,225,285	$648,392		$669,090
Unsecured term loans, net	545,438		545,438	538,602		538,602
Cross currency interest rate swaps	93,110	(5)	93,110	30,365		30,365
Accounts payable and accrued liabilities	64,810		64,810	50,156		50,156
Accounts payable and accrued liabilities	133	(6)	133	27	(6)	27
Distributions payable	13,999		13,999	13,081		13,081
	$1,863,315		$1,942,775	$1,280,623		$1,301,321

(1)	Long-term receivables included in other assets (note 6).
(2)	The 2027 Cross Currency Interest Rate Swap included in other assets (note 6).
(3)	Foreign exchange collars and forward contracts included in prepaid expenses.
(4)	Balance includes current and non-current portions (note 8(a)).
(5)	Balance includes current and non-current portions (note 8(b)).
(6)	Foreign exchange forward contracts included in accounts payable and accrued liabilities.

The fair values of the Trust’s construction funds in escrow, accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair value of the other receivable associated with proceeds from a 2018 property disposal approximates its carrying amount as the amount is revalued at each reporting period. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the term loans approximate their carrying amounts as the term loans bear interest at rates comparable to the current market rates. The fair values of the cross currency interest rate swaps and foreign exchange collars are determined using market inputs quoted by their counterparties. The fair value of the foreign exchange forward contracts approximate their carrying values as the asset or liability is revalued at the reporting date.

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The Trust periodically purchases foreign exchange collars and forward contracts to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At September 30, 2020, the Trust held one outstanding foreign exchange forward contract (December 31, 2019 — seven contracts outstanding). The foreign exchange forward contract represents one contract to sell €2.0 million and purchase US$2.2 million. For the three and nine month periods ended September 30, 2020, the Trust recorded a net fair value loss of $0.2 million (2019 — net fair value gain of $1.9 million) and $0.2 million (2019 — net fair value gain of $0.1 million), respectively, related to outstanding foreign exchange forward contracts (note 13(e)). At September 30, 2020, the Trust held 12 outstanding foreign exchange collar contracts (December 31, 2019 — nil) with a notional value of US$60.0 million and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. The Trust also held nine outstanding foreign exchange collar contracts (December 31, 2019 — nil) with a notional value of €18.0 million and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met. For the three and nine month periods ended September 30, 2020, the Trust recorded a net fair value loss of $0.2 million (2019 — nil) and a net fair value gain of $1.2 million (2019 — nil), related to the outstanding foreign exchange collar contracts (note 13(e)). The Trust did not employ hedge accounting for these financial instruments.

(b)	Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

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The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at September 30, 2020	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE

Assets measured at fair value
Investment properties	$—	$—	$5,338,887
Cross currency interest rate swap included in other assets (note 6)	—	3,620	—
Foreign exchange collars included in prepaid expenses and other	—	1,192	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 8)	1,225,285	—	—
Unsecured term loans, net (note 8)	—	545,438	—
Cross currency interest rate swaps (note 8)	—	93,110	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	133	—
Net (liabilities) assets measured or disclosed at fair value	$(1,225,285)	$(633,869)	$5,338,887

As at December 31, 2019	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE

Assets measured at fair value
Investment properties	$—	$—	$4,457,899
Short-term proceeds receivable associated with a property disposal included in accounts receivable (note 7)	—	—	11,650
Foreign exchange forward contracts included in prepaid expenses and other	—	120	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 8)	669,090	—	—
Unsecured term loans, net (note 8)	—	538,602	—
Cross currency interest rate swaps (note 8)	—	30,365	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	27	—
Net (liabilities) assets measured or disclosed at fair value	$(669,090)	$(568,874)	$4,469,549

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and nine month periods ended September 30, 2020 and the year ended December 31, 2019, there were no transfers between the levels.

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(c)	Risk Management

Foreign exchange risk

As at September 30, 2020, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At September 30, 2020, the Trust’s foreign currency denominated net assets are $4.2 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $25.7 million and $15.3 million, respectively, to comprehensive income.

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17. COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at September 30, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$5,338,887			$5,338,887
Investment in Granite LP(1)	—	24	(24)	—
Other non-current assets	20,560			20,560
	5,359,447	24	(24)	5,359,447

Current assets:
Other current assets	13,186	15		13,201
Intercompany receivable(2)	—	12,491	(12,491)	—
Cash and cash equivalents	539,438	239		539,677
Total assets	$5,912,071	12,769	(12,515)	$5,912,325

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,441,449			$1,441,449
Other non-current liabilities	476,115			476,115
	1,917,564			1,917,564

Current liabilities:
Unsecured debt, net	249,814			249,814
Intercompany payable(2)	12,491		(12,491)	—
Other current liabilities	109,773	12,745		122,518
Total liabilities	2,289,642	12,745	(12,491)	2,289,896

Equity:
Stapled unitholders’ equity	3,620,319	24		3,620,343
Non-controlling interests	2,110		(24)	2,086
Total liabilities and equity	$5,912,071	12,769	(12,515)	$5,912,325

(1)	Granite REIT Holdings Limited Partnership (“Granite LP”) is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

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Balance Sheet	As at December 31, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$4,457,899			$4,457,899
Investment in Granite LP(1)	—	21	(21)	—
Other non-current assets	24,216			24,216
	4,482,115	21	(21)	4,482,115

Current assets:
Other current assets	23,144	20		23,164
Intercompany receivable(2)	—	11,828	(11,828)	—
Cash and cash equivalents	298,385	292		298,677
Total assets	$4,803,644	12,161	(11,849)	$4,803,956

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,186,994			$1,186,994
Other non-current liabilities	383,763			383,763
	1,570,757			1,570,757

Current liabilities:
Intercompany payable(2)	11,828		(11,828)	—
Other current liabilities	72,949	12,140		85,089
Total liabilities	1,655,534	12,140	(11,828)	1,655,846

Equity:
Stapled unitholders’ equity	3,146,122	21		3,146,143
Non-controlling interests	1,988		(21)	1,967
Total liabilities and equity	$4,803,644	12,161	(11,849)	$4,803,956

(1)	Granite LP is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

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Income Statement	Three Months Ended September 30, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$87,900			$87,900

General and administrative expenses	9,572			9,572
Interest expense and other financing costs, net	10,587			10,587
Other costs and expenses, net	10,921			10,921
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(62,045)			(62,045)
Fair value gains on financial instruments, net	(1,048)			(1,048)
Loss on sale of investment properties	164			164
Income before income taxes	119,749	1	(1)	119,749
Income tax expense	14,513			14,513
Net income	105,236	1	(1)	105,236
Less net income attributable to non-controlling interests	38		(1)	37
Net income attributable to stapled unitholders	$105,198	1	—	$105,199

Income Statement	Three Months Ended September 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$68,817			$68,817

General and administrative expenses	6,902			6,902
Interest expense and other financing costs, net	7,553			7,553
Other costs and expenses, net	7,055			7,055
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(78,226)			(78,226)
Fair value gains on financial instruments, net	(1,946)			(1,946)
Loss on sale of investment properties	652			652
Income before income taxes	126,827	1	(1)	126,827
Income tax expense	12,199			12,199
Net income	114,628	1	(1)	114,628
Less net income attributable to non-controlling interests	101		(1)	100
Net income attributable to stapled unitholders	$114,527	1	—	$114,528

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Income Statement	Nine Months Ended September 30, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$246,958			$246,958

General and administrative expenses	24,285			24,285
Interest expense and other financing costs	24,995			24,995
Other costs and expenses, net	27,423			27,423
Share of (income) loss of Granite LP	—	(3)	3	—
Fair value gains on investment properties, net	(132,586)			(132,586)
Fair value losses on financial instruments, net	4,737			4,737
Loss on sale of investment properties	164			164
Income before income taxes	297,940	3	(3)	297,940
Income tax expense	35,650			35,650
Net income	262,290	3	(3)	262,290
Less net income attributable to non-controlling interests	141		(3)	138
Net income attributable to stapled unitholders	$262,149	3	—	$262,152

Income Statement	Nine Months Ended September 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$200,147			$200,147

General and administrative expenses	23,412			23,412
Interest expense and other financing costs	22,906			22,906
Other costs and expenses, net	19,684			19,684
Share of (income) loss of Granite LP	—	(3)	3	—
Fair value gains on investment properties, net	(197,876)			(197,876)
Fair value gains on financial instruments, net	(190)			(190)
Loss on sale of investment properties	2,035			2,035
Income before income taxes	330,176	3	(3)	330,176
Income tax expense	38,543			38,543
Net income	291,633	3	(3)	291,633
Less net income attributable to non-controlling interests	185		(3)	182
Net income attributable to stapled unitholders	$291,448	3	—	$291,451

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Statement of Cash Flows	Three Months Ended September 30, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$105,236	1	(1)	$105,236
Items not involving current cash flows	(48,497)	(1)	1	(48,497)
Changes in working capital balances	10,254	134	—	10,388
Other operating activities	(1,017)			(1,017)
Cash provided by operating activities	65,976	134	—	66,110
INVESTING ACTIVITIES
Property acquisitions	(114,713)			(114,713)
Proceeds from disposals, net	35,468			35,468
Investment property capital additions
— Maintenance or improvements	(1,431)			(1,431)
— Developments or expansions	(7,830)			(7,830)
— Costs to complete acquired property	(2,012)			(2,012)
Other investing activities	(5,554)			(5,554)
Cash used in investing activities	(96,072)	—	—	(96,072)
FINANCING ACTIVITIES
Distributions paid	(41,994)			(41,994)
Other financing activities	(1,790)			(1,790)
Cash used in financing activities	(43,784)	—	—	(43,784)
Effect of exchange rate changes	(3,825)			(3,825)
Net (decrease) increase in cash and cash equivalents during the period	$(77,705)	134	—	$(77,571)

Statement of Cash Flows	Three Months Ended September 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$114,628	1	(1)	$114,628
Items not involving current cash flows	(66,750)	(1)	1	(66,750)
Changes in working capital balances	(5,660)	371	—	(5,289)
Other operating activities	207			207
Cash provided by operating activities	42,425	371	—	42,796
INVESTING ACTIVITIES
Property acquisitions	(51,570)			(51,570)
Proceeds from disposals, net	12,610			12,610
Investment property capital additions
— Maintenance or improvements	(847)			(847)
— Developments or expansions	(7,203)			(7,203)
Acquisition deposits	(1,325)			(1,325)
Other investing activities	(44)			(44)
Cash used in investing activities	(48,379)	—	—	(48,379)
FINANCING ACTIVITIES
Distributions paid	(34,564)			(34,564)
Other financing activities	(659)			(659)
Cash used in financing activities	(35,223)	—	—	(35,223)
Effect of exchange rate changes	(642)			(642)
Net (decrease) increase in cash and cash equivalents during the period	$(41,819)	371	—	$(41,448)

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Statement of Cash Flows	Nine Months Ended September 30, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$262,290	3	(3)	$262,290
Items not involving operating cash flows	(91,827)	(3)	3	(91,827)
Changes in working capital balances	12,068	(52)		12,016
Other operating activities	3,421			3,421
Cash provided by (used in) operating activities	185,952	(52)	—	185,900
INVESTING ACTIVITIES
Property acquisitions	(565,346)			(565,346)
Proceeds from disposals, net	35,468			35,468
Investment property capital additions
— Maintenance or improvements	(4,749)			(4,749)
— Developments or expansions	(33,433)			(33,433)
— Costs to complete acquired property	(8,603)			(8,603)
Other investing activities	303			303
Cash used in investing activities	(576,360)	—	—	(576,360)
FINANCING ACTIVITIES
Distributions paid	(120,134)			(120,134)
Other financing activities	747,994			747,994
Cash provided by financing activities	627,860	—	—	627,860
Effect of exchange rate changes	3,600			3,600
Net increase (decrease) in cash and cash equivalents during the period	$241,052	(52)	—	$241,000

Statement of Cash Flows	Nine Months Ended September 30, 2019
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$291,633	3	(3)	$291,633
Items not involving operating cash flows	(156,014)	(3)	3	(156,014)
Changes in working capital balances	(2,288)	(209)		(2,497)
Other operating activities	208			208
Cash provided by (used in) operating activities	133,539	(209)	—	133,330
INVESTING ACTIVITIES
Property acquisitions	(469,254)			(469,254)
Proceeds from disposals, net	38,238			38,238
Investment property capital additions
— Maintenance or improvements	(2,632)			(2,632)
— Developments or expansions	(11,884)			(11,884)
Acquisition deposits	(1,325)			(1,325)
Other investing activities	16,713			16,713
Cash used in investing activities	(430,144)	—	—	(430,144)
FINANCING ACTIVITIES
Distributions paid	(100,187)			(100,187)
Other financing activities	204,945			204,945
Cash provided by financing activities	104,758	—	—	104,758
Effect of exchange rate changes	(10,776)			(10,776)
Net decrease in cash and cash equivalents during the period	$(202,623)	(209)	—	$(202,832)

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18. COMMITMENTS AND CONTINGENCIES

(a)    The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite’s insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the condensed combined financial statements. However, actual outcomes may differ from management’s expectations.

(b)    As at September 30, 2020, the Trust’s contractual commitments totaled $65.9 million and comprised of construction and development projects of $54.1 million and the remaining construction costs associated with the property in Tilburg, Netherlands acquired in July 2020 for $11.8 million (€7.6 million) (note 3).

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these commitments or contingencies, individually or in aggregate, would have a material impact on the condensed combined financial statements.

19. SUBSEQUENT EVENTS

(a)    On October 16, 2020, the Trust declared monthly distributions for October 2020 of $14.0 million (note 11).

(b)    On October 23, 2020, the Trust disposed of one property located in Barcelona, Spain for gross proceeds of $7.8 million (€5.0 million).

(c)    On October 23, 2020, the Trust agreed to acquire an income-producing property located in Atlanta, Georgia, for approximately $107 million (US$80.3 million). The acquisition is subject to customary closing conditions and is expected to close in the fourth quarter of 2020.

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REIT Information

Board of Trustees

Kelly Marshall

Chairman

Peter Aghar

Trustee

Remco Daal

Trustee

Kevan Gorrie

Trustee

Fern Grodner

Trustee

Al Mawani

Trustee

Gerald Miller

Trustee

Sheila Murray

Trustee

Jennifer Warren

Trustee

Officers Kevan Gorrie President and Chief Executive Officer Teresa Neto Chief Financial Officer Lorne Kumer Executive Vice President, Head of Global Real Estate

Office Location

77 King Street West

Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, ON M5K 1H1

Phone: (647) 925-7500

Fax: (416) 861-1240

Investor Relations Queries

Kevan Gorrie

President and Chief Executive Officer

(647) 925-7500

Teresa Neto

Chief Financial Officer

(647) 925-7560

Transfer Agents and Registrars
	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202
Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2019 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com